    As filed with the Securities and Exchange Commission on October 31, 2000
                                                   Registration Number 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                TEJON RANCH CO.
             (Exact name of Registrant as specified in its charter)

                     Delaware                                          77-0196136
           (State or other jurisdiction                              (IRS Employer
        of incorporation or organization)                         Identification No.)

                                4436 Lebec Road
                            Lebec, California 93243
                            Telephone (661) 248-3000
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Robert A. Stine
                     President and Chief Executive Officer
                                Tejon Ranch Co.
                                4436 Lebec Road
                            Lebec, California 93243
                           Telephone: (661) 248-3000
   (Address, including zip code and telephone number, including area code, of agent for service)

                                   Copies to:

               Dennis Mullins, Esq.                               Roy J. Schmidt, Esq.
                 Tejon Ranch Co.                              Gibson, Dunn & Crutcher LLP
                  P.O. Box 1000                                  333 South Grand Avenue
                 4436 Lebec Road                             Los Angeles, California 90071
             Lebec, California 93243                           Telephone: (213) 229-7160
            Telephone: (661) 248-3000                             Fax: (213) 229-6160
               Fax: (661) 248-3100

   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement become effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Title of class of
    securities to be     Proposed maximum aggregate
       registered            offering price (2)     Amount of registration fee
------------------------------------------------------------------------------
Subscription
 Rights(1).............         $         0                   $    0
------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share.......         $30,000,000                   $7,920
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Evidencing the rights to subscribe for shares of Common Stock. Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Common Stock underlying the rights.

(2) Consists of shares to be issued upon exercise of the rights and estimated solely for the purpose of calculating the registration fee. The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act.

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Subject to completion dated October 31, 2000

Preliminary Prospectus

   [BRAND]

                                       shares

                                TEJON RANCH CO.

                                  Common Stock

                                 $    per share

   We are distributing to stockholders of record at the close of business on
November   , 2000 transferable subscription rights to purchase additional
shares of our common stock at a price of $     per share. Stockholders will be
entitled to a right to purchase        shares for each share of common stock
held on the record date.

   If you exercise all of the rights distributed to you, you will also be entitled to purchase additional shares not purchased by other stockholders pursuant to the over-subscription rights described in this prospectus. We will not issue fractional shares and will round all of the subscription rights up to the nearest whole share.

   The shares of common stock to be issued upon exercise of the rights will be listed on the New York Stock Exchange. The last reported sales price of our
common stock on the New York Stock Exchange on November    was $    . The
rights being distributed to stockholders are expected to trade on the New York Stock Exchange, but we cannot assure you that a market for the rights will develop.

   The subscription rights will expire at 5:00 p.m., New York City time, on
December   , 2000 unless we extend the expiration date. In no event, however, will we extend the expiration date beyond December 31, 2000. If we elect to extend the term of the rights, we will issue a press release to that effect no later than the first day that the New York Stock Exchange is open for trading following the most recently announced expiration date. The exercise of the rights is irrevocable once made, and no interest will be paid to you on the purchase price if you exercise your rights.

   We have entered into an agreement with Third Avenue Trust (acting on behalf of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund), which together own approximately 26% of our outstanding shares, and with a private investment fund managed by Carl Marks Management Company, L.P., which owns approximately 4% of our outstanding shares, to purchase additional shares at the same price to the extent that the gross proceeds from the rights offering are less than $30,000,000. These purchasers have also agreed to exercise their subscription rights, but not their oversubscription rights. See "The Rights Offering."

   Investing in our securities involves significant risks. See "Risk Factors" beginning on page 8.

   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined that this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

                                                              Per
                                                             share     Total
                                                            ------- -----------
Offering price............................................. $       $30,000,000
Underwriting discounts and commissions..................... $     0 $         0
Proceeds, before expenses.................................. $       $30,000,000

                The date of this prospectus is           , 2000.

                           Forward-Looking Statements

   Some of the information in this prospectus or incorporated herein by reference contains forward-looking statements, including statements relating to the future development of our property, the future operations of our jointly-owned travel plaza and our industrial park, future developments in prices in the cattle industry, the possible sale of our cattle business, the availability of water for our agricultural operations and our present and future real estate developments, potential losses as a result of pending environmental proceedings and market value risks associated with investment and risk management activities with respect to our inventory, accounts receivable and outstanding indebtedness. These forward-looking statements are based on assumptions, including assumptions of future events, which involve factors beyond our control. These factors include the weather, market and economic forces and, with respect to development of our land, the availability of financing and the ability to obtain various governmental entitlements. It is likely that some of the assumptions will prove to be incorrect for reasons which include those set forth under "Risk Factors." The actual results will vary from those projected or implied in the forward-looking statements, and the variances may be material.

                               ----------------

   You should only rely on information contained in this prospectus. We have not authorized anyone to provide you with information different than that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock.

                               ----------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary...................   1
Risk Factors.........................   8
Use of Proceeds......................  15
Price Range of Common Stock..........  16
Dividend Policy......................  16
Capitalization.......................  17
Selected Consolidated Financial
 Data................................  18
Business.............................  20
Management...........................  29

                                       Page
                                       ----
Rights Offering......................   32
Certain Federal Income Tax
 Considerations......................   38
Principal Stockholders...............   40
Description of Capital Stock.........   43
Shares Eligible for Future Sale......   45
Legal Matters........................   46
Experts..............................   46
Where You Can Find More Information..   46

   As used in this prospectus, the term "we," "us" and "our company" mean Tejon Ranch Co. and its subsidiaries.

   "Tejon Ranch" and "Grapevine Center" are registered trademarks of ours.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. It is not complete and it does not contain all of the information that you should consider before deciding whether to exercise your Rights. You should read the entire prospectus carefully, and you should consider the information set forth under "Risk Factors."

   Some of the information in this prospectus contains forward-looking statements. You should carefully consider the information regarding forward-looking statements on page 2 of this prospectus under the heading "Forward-Looking Statements."

                                  OUR BUSINESS

   We are a diversified, growth oriented land development and agribusiness company whose purpose is to increase the value of our real estate and resource holdings and maximize our market value for our stockholders. Our prime asset is approximately 270,000 acres of contiguous, largely undeveloped land which, at its most southerly border, is 60 miles north of Los Angeles, and at its most northerly border is 15 miles east of Bakersfield. We believe that our land holdings offer attractive development opportunities. We also have significant, existing commercial real estate developments along Interstate 5 (a major, north-south federal highway in California that runs through our land), and we have significant livestock, farming and mineral extraction operations.

                               NEW STRATEGIC PLAN

   Over the last four years we have been implementing a new strategic plan that sets out a broad strategy for enhancing stockholder value. Specifically, the plan has focused on planning and development of our largest and most valuable asset, our 270,000-acre land holding, as well as growing our other core businesses.

   In implementing the new strategic plan, we have:

  .  increased revenues from operations over the last three years,

  . purchased a feedlot in Texas to further enhance and expand livestock operations,

  . increased the cattle herd by over 20,000 head in order to expand market opportunities,

  . sold $6 million of non-strategic real estate assets, using the proceeds to purchase commercial and industrial buildings for current and future revenue sources,

  . developed the first phase of the 351-acre Tejon Industrial Complex, with the first occupant being the 51-acre Petro Travel Plaza that opened for business in 1999 and the first purchaser being IKEA, an international home furnishings retailer, which intends to develop a regional warehouse having 850,000 or more square feet at the Complex,

  . signed an agreement with an affiliate of Enron North America Corp. for the development of a power plant by the Enron affiliate on our land,

  . signed a joint venture agreement with three well-known home builders for the creation of a 6,500-acre master-planned community on our land in Los Angeles County which we call "Rolling Meadows,"

  .  began trading on the New York Stock Exchange on July 28, 1999, and

  . purchased an almond hulling and processing plant to enhance and expand our farming operations.

   More recently we have decided to focus our primary efforts and resources on real estate development instead of trying to grow all of our businesses at the same time. In addition to our Tejon Industrial Complex and Rolling Meadows residential projects, we are engaged in the detailed planning of a master-planned mountain community encompassing mountain homes, a high quality golf resort, a commercial component and substantial open space. We call this project "Tejon Mountain Village." Although the size of this development has not yet been decided upon, it will involve several thousand acres and the development of sites for several thousand homes ranging from less than one-half acre to more than twenty acres. In September 2000 we decided to proceed with obtaining governmental approvals for this project.

   We also propose to expand the Tejon Industrial Complex by 500 acres, and we are in discussions for the joint venture development of a 600,000 square foot facility on approximately 30 acres in the Tejon Industrial Complex. Our undertaking construction of these residential and industrial projects is subject to a number of contingencies and uncertainties, and we cannot assure you that the developments will occur or that they will be successful.

   In order to provide additional working capital for our real estate development activities, we have begun to explore, on a preliminary basis, the possibility of selling our livestock operations, including a lease to the purchaser of a significant portion of our land to be used for grazing purposes. The potential lease would not affect any real estate development opportunities. No decisions have been made with respect to such a sale. Because of the preliminary stage we are in, we cannot assure you that any such sale will take place, nor can we predict the amount of the purchase price.

   At June 30, 2000 the Livestock Division accounted for over $36 million in book value of our identifiable assets representing approximately 38% of the book value of our total assets. The book value of the Livestock Division assets is not necessarily indicative of their fair market value. For the fiscal years ended December 31, 1999, 1998 and 1997, the Livestock Division accounted for approximately 73%, 65% and 60%, respectively, of our total revenues and approximately 47%, 4% and 22%, respectively, of our income before taxes after allocation of interest expense. The contemplated sale of the livestock operations would include substantially all of the assets of the Livestock Division. While the sale of the livestock operations probably would provide significant working capital, it would also result in a loss of significant revenues and income even after taking into account the revenue stream from the grazing lease that would be entered into in connection with the sale.

   We are a Delaware corporation incorporated in 1987 to acquire by merger all of the stock of a California corporation organized in 1936, which is still the entity through which our business is operated.

                               HOW TO CONTACT US

   Our principal executive offices are located at 4436 Lebec Road, Lebec, California 93243, and our telephone number is (661) 248-3000.

                              The Rights Offering

Securities Offered..................  Rights to purchase
                                      shares of common stock at a subscription
                                      price of $          per share and the
                                      common stock issuable upon the exercise
                                      of the rights.

Shares Outstanding/Authorized.......  As of the record date of November   ,
                                      2000, we had 12,712,236 shares of common
                                      stock issued and outstanding. After the
                                      rights offering and the exercise of these
                                      rights by the rights holders, we will
                                      have a minimum of           shares
                                      outstanding. We have 30,000,000 shares of common stock authorized for issuance.

Grant of Basic Subscription           All stockholders of record as of November
Rights..............................     , 2000 will be granted a transferable
                                      right to purchase      shares of our
                                      common stock at $     per share for every
                                      share of common stock held by them as of that date. We will not issue fractional shares. We will round all of the subscription rights upward to the nearest whole share.

Grant of Over-subscription Rights...  Holders of subscription rights who fully exercise their basic subscription rights will also have over-subscription rights to purchase any shares remaining available for purchase after the exercise by other rights holders of their basic subscription rights, except that the principal stockholders named below under the heading "Principal Stockholders' Standby Agreement" have agreed not to exercise their over-subscription rights. If the number of unsubscribed shares is insufficient to permit the exercise of all of the over-subscription rights, over-subscription shares will be allocated pro-rata, based on the number of basic subscription rights exercised by each person seeking to oversubscribe as of the expiration date of the offering.

                                      Holders of rights must elect to exercise their over-subscription rights during the subscription period in the manner set forth in the subscription documents provided with this prospectus. The exercise of over-subscription rights may not be revoked by a rights holder.

Subscription Period.................  The rights offering will remain open for
                                      a 21-day period from November   , 2000 to
                                      December   , 2000, unless that period is
                                      extended by us, in our sole discretion,
                                      for a period not extending beyond
                                      December 31, 2000. If you wish to
                                      exercise your subscription rights, you
                                      must return the completed
                                      subscription documents along with the
                                      payment, as instructed in the
                                      subscription documents, to the
                                      Subscription Agent, ChaseMellon
                                      Shareholder Services, L.L.C., no later
                                      than 5:00 p.m., New York City time, on
                                      December   , 2000, unless the
                                      subscription period is extended by us as described above. The addresses for return of the subscription documents are set forth in the subscription documents and also in this prospectus under the heading "Rights Offering--How to Exercise Your Rights." If we elect to extend the term of the subscription rights, we will issue a press release to that effect no later than the first day on which the New York Stock Exchange is open for trading following the most recently announced expiration date for the subscription rights. If we extend the term of the subscription rights by more than
                                      14 calendar days, we will, in addition,
                                      cause written notice of the extension to be promptly sent to all stockholders of record who are entitled to receive subscription rights.

Transferability of Rights...........  The subscription rights are transferable, and it is anticipated that they will
                                      trade on the New York Stock Exchange and
                                      may be purchased or sold through brokers
                                      in the same manner as our common stock
                                      until the close of business on the last
                                      trading day prior to the end of the
                                      subscription period, that trading day
                                      being December   , 2000 unless we extend
                                      the date. We cannot assure you, however, that any market for the subscription rights will develop or, if a market does develop, that the market will remain available throughout the period in which the subscription rights may be exercised.

                                      The subscription rights can also be
                                      transferred in whole or in part by
                                      endorsing the subscription warrant
                                      evidencing the rights in accordance with
                                      the instructions accompanying this
                                      prospectus and delivering it to the
                                      Subscription Agent, ChaseMellon
                                      Shareholder Services, L.L.C. The
                                      subscription rights may also be sold in
                                      whole or in part through the Subscription
                                      Agent. The Subscription Agent will
                                      endeavor to sell the subscription rights
                                      if the rights holder has so requested and
                                      has delivered to the Subscription Agent a
                                      subscription warrant evidencing the
                                      subscription rights with instructions for
                                      sale properly executed at or prior to
                                      11:00 a.m., New York City time, on
                                      December   , 2000. We cannot assure you
                                      that the Subscription Agent will be able to sell your rights, and we cannot provide you any assurances about the price that the Subscription Agent may be able to obtain for the subscription rights.

Principal Stockholders' Standby       We have entered into an agreement with
Agreement...........................  Third Avenue Trust (acting on behalf of
                                      Third Avenue Value Fund, Third Avenue
                                      Small-Cap Value Fund and Third Avenue
                                      Real Estate Value Fund) and with a
                                      private investment fund managed by Carl
                                      Marks Management Company, L.P. to
                                      purchase additional shares at the same
                                      price to the extent that the gross
                                      proceeds of the rights offering are less than $30,000,000. Their obligations are subject to satisfaction of certain conditions, including the condition that there be no material adverse change in the business, prospects, financial position, stockholder's equity or results of operations of our company except to the extent such changes result from changes in general economic conditions.
                                      These purchasers have also agreed to
                                      exercise the basic subscription rights
                                      distributed to them as rights holders but they will not exercise their over-subscription rights.

                                      As of the record date for the
                                      distribution of the subscription rights,
                                      Third Avenue Trust (on behalf of the
                                      mutual funds referred to above) owned
                                      approximately 26% of our outstanding
                                      shares, and an investment fund managed by Carl Marks Management Company, L.P. owned approximately 4% of our outstanding shares. Martin J. Whitman, one of our directors, is the Chairman of the Board and Chief Executive Officer of Third Avenue Trust and of EQSF Advisers, Inc., Third Avenue Trust's investment advisor. Robert C. Ruocco, also one of our directors, is a general partner of Carl Marks Management Company, L.P.

Procedure for Exercising Rights.....  The basic subscription rights and the over-subscription rights may be exercised
                                      by properly completing the subscription
                                      warrant accompanying this prospectus and
                                      forwarding it with payment of the
                                      subscription price for each share
                                      subscribed for to the Subscription Agent,
                                      ChaseMellon Shareholder Services, L.L.C.,
                                      who must receive the payment and the
                                      subscription warrant prior to the
                                      expiration of the subscription period,
                                      which is December   , 2000 unless we
                                      elect to extend it. Alternatively a
                                      rights holder can use the guaranteed
                                      delivery procedures described in this
                                      prospectus under the heading "The Rights
                                      Offering--How to Exercise Your Rights."
                                      Any rights holder sending subscription
                                      warrants by mail is urged to use insured, registered mail.

                                      Funds paid by uncertified personal checks may take at least five business days to clear and such checks must clear before the expiration of the subscription period in order for the required payment to have been made. Accordingly, if any rights holder wishes to pay the subscription price by means of an uncertified personal check, the rights holder is urged to make payment sufficiently in advance of the expiration of the subscription period to ensure that the payment is received and clears before that time. Rights holders are also urged to consider any alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

                                      Once a rights holder has exercised the
                                      basic subscription rights and any over-
                                      subscription rights, that exercise of
                                      rights may not be revoked. Rights not
                                      exercised prior to the expiration of the subscription period will no longer be exercisable.

Use of Proceeds.....................  The net proceeds from the rights offering are expected to be approximately $29.6
                                      million after subtracting the expenses of the offering. The purpose of the offering is to provide additional working capital to enable us to pursue opportunities to develop our real estate, including the Tejon Industrial Complex and the Tejon Mountain Village.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                        Six Months Ended
                                         Year Ended December 31,                            June 30,
                          ----------------------------------------------------------  ----------------------
                             1999        1998        1997        1996        1995        2000        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                           (in thousands of dollars, except share and per share            (unaudited)
                                                 amounts)
Statements of Income
 Data:
Total revenues..........  $   55,916  $   48,088  $   38,229  $   18,960  $   19,554  $   25,303  $   17,875
Total costs and
 expenses...............     (54,011)    (43,466)    (33,706)    (16,152)    (18,831)    (26,571)    (18,206)
Income (loss) before
 income taxes...........       1,905       4,622       4,523       2,808         723      (1,268)       (331)
Net income (loss).......       1,181       3,139       3,032       1,685         434        (786)       (206)
Net income (loss) per
 common share:
 Basic..................  $     0.09  $     0.25  $     0.24  $     0.13  $     0.03  $    (0.06) $    (0.02)
 Diluted................  $     0.09  $     0.25  $     0.24  $     0.13  $     0.03  $    (0.06) $    (0.02)
Shares used in computing
 net income (loss) per
 common share:
 Basic..................  12,697,179  12,691,253  12,683,497  12,682,244  12,682,244  12,706,236  12,691,253
 Diluted................  12,796,485  12,752,697  12,796,729  12,683,760  12,684,105  12,706,236  12,691,253

Pro Forma Data:
Net income (loss).......  $    1,181                                                  $     (786)
Net income (loss) per
 common share:
 Basic..................
 Diluted................
Shares used in computing
 net income (loss) per
 common share:
 Basic..................
 Diluted................

   The following consolidated balance sheet data has been adjusted to give effect to the receipt of the estimated net proceeds from the sale of shares of our common stock in the rights offering at an offering price of
$        per share, after deduction of the estimated expenses of the offering.
See "Use of Proceeds" and "Capitalization."

                                                                June 30, 2000
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
Consolidated Balance Sheet Data:                                 (unaudited)
Cash and cash equivalents................................... $   520  $ 30,120
Marketable securities.......................................  10,247    10,247
Working capital.............................................  21,881    51,481
Total assets................................................  95,596   125,196
Long term debt, less current portion........................  24,331    24,331
Stockholders' equity........................................  42,559    72,159

--------
See Notes to "Selected Consolidated Financial Data".

                                  RISK FACTORS

   You should carefully consider the risks described below together with all the other information included in or incorporated by reference into this prospectus before exercising your subscription rights. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition, results of operations or future prospects could be materially adversely affected. In that case the trading price of our common stock could decline, and you may lose all or part of your investment.

Our new strategy, focused on more aggressive development of our land, involves higher risk than our existing businesses and could result in significant operating losses.

   Cyclical Industry. The real estate development industry is cyclical and is significantly affected by changes in general and local economic conditions, including:

  .  employment levels;

  .  availability of financing;

  .  interest rates;

  .  consumer confidence; and

  .  demand for the developed product, whether residential or industrial.

   The process of development of a project begins, and financial and other resources are committed, long before the project comes to market, which could occur at a time when the real estate market is depressed. It is also possible in a rural area like ours that no market for the project will develop as projected.

   Higher interest rates generally impact the real estate industry by making it harder for buyers to qualify for financing, and that can lead to a decrease in the demand for residential, commercial or industrial sites. Any decrease in demand will negatively impact our proposed developments. Any downturn in the economy or consumer confidence can also be expected to result in reduced housing demand and slower industrial development, which would negatively impact the demand for land in our development projects.

   Government Regulation. In planning and developing our land we are subject to various local, state, and federal statutes, ordinances, rules and regulations concerning zoning, infrastructure design, and construction guidelines. These requirements can possibly include restrictive zoning and density provisions that limit the number of homes that can be built within the boundaries of a particular area, which may impact the financial returns from a given project. In addition, we are subject to statutes and regulations concerning the protection of the environment. Environmental laws that apply to a given site can vary greatly according to the site's location, condition, present and former uses of the site, and the presence or absence of sensitive elements like wetlands and endangered species. Environmental laws and conditions may result in delays, cause us to incur costs for compliance, mitigation and processing additional permits and possibly restrict development activities in certain regions or areas of our land. In addition, many states, cities and counties have in the past approved various "slow growth" measures. If that were to occur in our region, our future real estate development activities could be significantly adversely affected.

   Real Estate Inventory Risk. Our three principal real estate projects, the Tejon Industrial Complex, Rolling Meadows and Tejon Mountain Village, all involve obtaining governmental entitlements and improving lots for sale to developers or, in the case of Tejon Industrial Complex, end users. The value of these lots can fluctuate significantly as a result of changing economic and market conditions. Carrying costs of the lots can be very significant, and we may be in the position of having to sell the inventory of lots at a loss.

   Geographic Concentration. All of our developable land is in California. Any adverse change in the economic climate of California, or our region of that state, could adversely affect our real estate development activities. Ultimately our ability to sell or lease lots may decline as a result of weak economic conditions.

   Other Risks. We may also encounter other difficulties in developing our land, including:

  . natural risks, such as geological and soils problems, earthquakes, heavy rains and flooding and heavy winds;

  .  shortages of qualified tradespeople;

  .  reliance on local contractors, who may be inadequately capitalized;

  .  shortages of materials; and

  .  increases in the cost of certain materials.

Our proposed new real estate development will require additional financing. It is uncertain whether the required financing will be available and, if so, whether it will be available on favorable terms.

   At June 30, 2000 we had working capital of approximately $21.9 million which, together with the net proceeds of the offering, will not be adequate to support significant new real estate projects. While we expect to collaborate with third parties in future developments on terms where they take most or all of the risk with respect to providing financing, we expect to face financing requirements related to our participation. Moreover, the allocation of profits from any future development can be expected to reflect the degree of risk taken by the participants, and if we want to participate at a level beyond what would be appropriate just for making the land available, we will have to bear some of the cost and risk. This offering is our first effort to obtain equity financing for at least the last 25 years. Because so much of the value of our company relates to our 270,000 acres of undeveloped land, which is inherently difficult to value, the availability of additional financing through the equity markets is highly uncertain. The difficulty of valuing our land also adversely affects our ability to obtain significant debt financing. Our inability to obtain additional financing may force us to delay, scale back or eliminate some or all of our real estate development activities, which would have a material adverse effect on our business and could affect the price of our common stock.

We are dependent upon collaboration with third parties for success in several of our existing real estate activities, and we expect that also to be true for future real estate development projects. If those parties fail to perform effectively, our business could be materially adversely affected.

   We have formed a limited liability company with three well-known residential development companies for a 6,500-acre master-planned community which we call Rolling Meadows. We are considering proposals to joint venture the development of industrial buildings which have not been pre-leased to users in the Tejon Industrial Complex, our new industrial park. Also we expect to work with residential developers and resort operators in connection with the master-planned, mountain community which we call Tejon Mountain Village. We cannot assure you that the efforts of these third parties will be successful or that, as to future projects, we will be able to enter into the necessary collaborative arrangements to proceed with those projects.

   We have also entered into transactions with third parties who control development and operation of the existing and contemplated projects. We have granted an option to lease land to an affiliate of Enron North America Corp. for the development of an electric power plant. If the Enron affiliate cannot obtain all needed governmental approvals or sufficient financing, the power plant is not successfully built within the time frame and budget parameters contemplated or the market for sale of the power from the contemplated power plant changes adversely, our anticipated income from this project could be adversely affected. We have also formed a limited liability company with a national travel plaza operator, which operates a 51-acre center along Interstate 5 providing truck and auto servicing facilities, a restaurant and other services for travelers. We have a number of leases in which our revenue depends upon the operations of the tenant, including a large cement manufacturing plant, two aggregate quarries and several oil and gas leases. We cannot assure you that the efforts of the third parties who control these operations will be successful.

The sale of our livestock operations, which is presently under consideration, would result in the loss of a very significant source of revenues and income for our business.

   Because of our need for additional working capital, we are considering the sale of our livestock operations. For the years ended December 31, 1999, 1998 and 1997, the Livestock Division accounted for approximately 73%, 65% and 60%, respectively, of our total revenues and approximately 47%, 4% and 22%, respectively, of our income before taxes and after allocation of interest expense. The contemplated sale of the livestock operations would include substantially all the assets of the Livestock Division. While the sale of the livestock operations would probably provide significant working capital and the income from the short term investment of those funds would offset to some degree the loss of revenue and income, as the working capital is used for other purposes the amount of this offset would be reduced. Any revenues and income from the long-term investment of the working capital might not be realized until years later, if at all. Also, the real estate, cattle, farming and mineral extraction businesses are cyclical. In the past our presence in all of these areas has stabilized our results of operations to some degree because the up and down cycles of the various industries involved do not necessarily occur at the same time. A sale of the livestock operations would reduce the extent of this stabilizing effect.

The results of operations in all of our businesses fluctuate widely from year to year, making it difficult for us to achieve consistent growth in revenues and income from year to year and to accurately project future results. Consequently our results may disappoint the expectations of the equity markets and the price of our stock could be materially adversely affected.

   To date the results of our Real Estate Division have fluctuated significantly because of the timing and episodic nature of large sale and other revenue-producing transactions we have engaged in. The results of the Livestock and Farming Divisions also fluctuate significantly because of market conditions, weather and other factors. Even our revenues and income from mineral extraction depend on the status of the economy, particularly the revenue from our cement plant lease, which depends on production and therefore the demand for cement. We also carry significant inventory and accounts receivable related to our farming products which are subject to the risk of reduced prices for the products. If participants in the equity markets have difficulty projecting our future results or we are unable to meet any projections set, the price of our stock (and therefore our ability to obtain equity financing on favorable terms, if at all) may be adversely affected.

A significant portion of our revenues have historically resulted from sales of commodity agricultural products, and the revenues from these products have fluctuated widely.

   Beef cattle and the farming products we produce (wine grapes, almonds, pistachios, and walnuts) are essentially commodities, and they are usually sold to one or a limited number of large purchasers at commodity prices established by the market. The prices at which these products have been sold have varied widely as a result of supply and demand changes in the general market, and production levels have also varied significantly due to factors such as weather, cultivation practices and crop production cycles. This condition is exacerbated by there being a limited number of bulk buyers for those crops, such as wine grapes, pistachios and walnuts, where we do not have any control over the processing or distribution of our crops. The contract for sale of our entire wine grape crop expires after the sale of this year's crop and, while discussions are ongoing, we have not entered into another contract. We believe that there is an imbalance between the supply of wine grapes and the demand as the result of so many new plantings coming into production. We cannot assure you that we will find buyers for all or a significant portion of our wine grape production or that any contracts entered into will be profitable. The loss of purchasers for our wine grapes would significantly adversely affect our business.

Our farming activities are dependent to a significant degree on delivery of water from the California State Water Project, and some of our anticipated future real estate developments will also depend on the availability of this water. Any significant reduction or any interruption in the supply of the water, whether as a result of diversion of water for environmental purposes at the Sacramento-San Joaquin River Delta, drought, or any damage to the California Aqueduct or related facilities, could materially adversely affect our business.

   While the water we have contracted to receive from the California State Water Project is sufficient to meet our current and anticipated needs, we cannot count on the Project providing our full contract entitlement. The Project is unreliable because some of the facilities needed to meet all contract entitlements have not been constructed, periodic droughts reduce the amount of water available in a given year and the federal government has limited diversion of water from the Sacramento-San Joaquin River Delta in order to provide water for endangered species living there. The state and federal governments recently adopted an agreement that promises to stabilize water deliveries at specified levels, but we cannot assure you that the agreement will survive pending and perhaps future court challenges or will continue to be honored by the federal government. While average deliveries from the Project over the last six years were 98% of the contracted amounts, those years fall within a periodic wet cycle, and we expect the water supply to be adversely affected by all of the factors noted above in future years. Based on historical records of water availability, we do not expect to have material problems with our water supply. However, if Project deliveries drop to less than 30-50% of our entitlement for a sustained period of several years, then the agricultural water district that provides water for our crops may not be able to deliver a 100% supply to us and we will have to rely on our ground water sources, mountain stream run-off, water transfers from another local water district and water banking assets. However, as we develop our real estate for residential, commercial and industrial uses there will be less water available for agriculture from the other local water district. Most of our water costs are fixed and do not fluctuate with the volume of water delivered from the Project. This means that reduced water supplies could adversely affect our crop earnings without any reduction in the high fixed cost for the water not delivered.

   Local governments in California are now required by law to satisfy themselves as to the availability of an adequate water supply before approving any significant real estate development. This standard will not permit development of new residential, commercial or industrial projects which, together with existing uses, utilize 100% of our Project entitlement without providing for a reliable backup water supply. We believe that we have adequate primary and backup water supplies for our Tejon Industrial Complex, Rolling Meadows and Tejon Mountain Village developments. The Project is regarded as a backup water supply for the Tejon Industrial Complex, with local groundwater being the primary source. Project water is the primary source for both of the residential developments. The supply for Tejon Mountain Village is already under contract, and we have been informed that the supply for Rolling Meadows is obtainable from the local water agency from its excess supplies. Both residential developments also have substantial backup water supplies, with Tejon Mountain Village supplies supplemented by water banked in local storage facilities and Rolling Meadows supplies supplemented by local groundwater. However, we cannot assure you that local governmental authorities will agree with us and that some or all of these projects will not be reduced in size based on water supply issues.

   In September 2000 the California Court of Appeals ruled that the environmental impact report performed in connection with certain 1995 contract amendments relating to the State Water Project failed to consider the impact of reduced water deliveries resulting from the failure to complete construction of portions of the Project and from limited precipitation in a particular year. The Court of Appeals ordered the trial court to retain jurisdiction until a new environmental impact report is certified. The certification of a new environmental impact report, which is expected to take more than a year, or further decisions resulting from the Court of Appeals' ruling could adversely affect the amount of water available to us from the Project. The Court of Appeals also reversed the trial court's dismissal of a claim challenging the validity of the transfer of certain water storage facilities by a state agency to local governmental entities. Although this decision is expected to be appealed, if upheld, the ruling will permit the proceedings on this issue to go forward in the trial court and places in question the rights that our local water district and we have in local water storage facilities.

Our crops are subject to a variety of risks, including weather, overproduction, water availability, diseases and pests, including Pierce's Disease, which has destroyed vineyards in parts of Southern California.

   Agriculture is subject to a variety of risks. Various diseases, pests and certain weather conditions can materially and adversely affect the quality and quantity of the crops we grow, thereby materially and adversely affecting the productivity and profitability of our business. Overproduction of particular crops in the industry can signficantly adversely affect the prices we receive, and water availability can significantly affect our costs. To date, our vineyards have not been infected with Pierce's Disease, a disease that destroys grapevines and for which there is no known cure. Recently, a new carrier of Pierce's Disease, the Glassy Winged Sharpshooter, has infected vineyards in Southern California. If this pest migrates to our vineyards, it could greatly increase the incidence of Pierce's Disease and materially and adversely affect our future grape production.

All of our businesses are affected by substantial competition, and our new strategy to aggressively develop our land is affected by the fact that there is a substantial amount of other undeveloped land in our region, much of which is closer to the population center of Los Angeles than our land.

   Competition in our Livestock and Farming Divisions and in our mineral extraction activities is principally based upon, and reflected in, the prices received for these commodities, although we are beginning to compete in the sale of our livestock based on quality. Competition in the Real Estate Division is based on several factors, including location of the property, regional demand trends, construction of products meeting demand and marketing of products when demand must be induced. We compete with the owners of an extensive amount of undeveloped land in our region which is closer to population centers than ours is. Many of our competitors have substantially greater financial resources than we do and therefore may be able to compete more effectively than we can.

Portions of our land are subject to liens securing the payment of amortized costs of water and other infrastructure, portions of which are payable by third parties. Any default in these obligations could result in foreclosure and potentially loss of the land.

   Approximately 1,762 acres of our land in and around the new Tejon Industrial Complex are subject to a lien securing repayment of $17,000,000 in bonds, approximately 5,496 acres of our farmland are subject to liens securing repayment of water district bonds issued to finance water delivery facilities and as many as 20,000 to 30,000 additional acres of our land secure payment of contingent assessments and reassessments by the water district. While the water district has not experienced financial difficulties to date, we expect to pass the debt service for the Tejon Industrial Complex bonds on to tenants and purchasers, and we have not been adversely affected by any default relating to the water district bonds, assessments or reassessments since the liens were imposed over 29 years ago. Nonetheless, to the extent we are unable to sell or lease land in the Tejon Industrial Complex to third party users, we will have to pay the debt service on the bonds ourselves. While the water district has not experienced financial difficulties to date, we cannot assure you that future events will not result in defaults and foreclosure of the water district's bonds or assessment liens.

We are contingently responsible for the investigation and remediation of significant contamination caused by a tenant and a former tenant operating a cement plant on our land, and we could incur substantial losses if these parties fail to perform their obligations under orders issued by a regional pollution control agency.

   The contamination includes several former landfills containing industrial waste, a storage area for drums that contained lubricants and solvents, a former underground storage tank for waste oil and solvents, a groundwater plume of chlorinated hydrocarbons and a soil and groundwater plume of diesel fuel which leaked from a pipeline. The plume of chlorinated hydrocarbons has migrated off the leased premises and has leaked into a local creek, and the plume of diesel fuel has migrated beneath the cement plant. Because the waste in some or all of the sites has contaminated groundwater, the California Regional Water Quality Control Board for the Lahontan Region has issued investigation and cleanup orders with respect to all of the sites. These orders generally require the tenant and former tenant to investigate and clean up soil and groundwater contamination in the vicinity of the sites. Although we did not deposit any of the contaminants, the orders state that, as the landowner, we will be responsible for complying with the orders if the tenant and former tenant fail to perform the necessary work. Cleanup and abatement orders have also been issued with respect to the massive cement kiln dust piles on the leased property for which we also have contingent responsibility.

   Civil fines for violations of an order of the Water Board can be as high as $10,000 per day for each day the violation occurs and as high as $15,000 per day for each day a discharge of pollutants and a violation of an order occurs.

Growth of our businesses, particularly growth resulting from increased real estate development activities, may place substantial demands on our personnel, resulting in a material adverse effect on our business.

   We have limited management and administrative resources. Our success depends to a significant extent upon the efforts and abilities of our executive officers and senior managers and our ability to attract additional executives and managers. If we are successful in implementing our strategy, we may experience a period of rapid growth and expansion which could place significant additional demands on our management and administrative resources. We have no employment agreements with our executive officers or senior managers other than agreements with executive officers to pay certain severance benefits. Competition for qualified personnel is intense, and we may be at a disadvantage because of the rural location of our corporate headquarters. Our management team's failure to manage this growth or its inability to attract and retain highly qualified executive and managerial personnel could have a material adverse effect on our business.

The price of our stock may decline substantially if we fail to perform in accordance with our business plan or if there are changes or volatility in the stock market generally or for companies in our industry.

   The price of our stock can be expected to fluctuate significantly, particularly as we proceed with our aggressive development plans and if we experience down cycles in our other businesses. Changes or volatility in the stock market generally or changes in the market's valuation of real estate companies could also result in lower stock prices.

Several large stockholders are in a position to exert influence over the direction and policies of our company, which could adversely affect the interests of other stockholders.

   As of September 30, 2000, Third Avenue Trust (on behalf of three mutual funds) owned approximately 26% of our outstanding shares, Ardell Investment Company and M.H. Sherman Company (which have common ownership) together owned approximately 17% of our outstanding shares and private investment funds managed by Carl Marks Management Company, L.P. and one of its affiliates own approximately 6% of our outstanding shares. Martin J. Whitman, Dan T. Daniels, Craig Cadwalader and Robert C. Ruocco, who are affiliated with one or more of these stockholders, are members of our Board of Directors. As a result these stockholders may be able to significantly affect important decisions regarding our business as well as prevent corporate transactions, such as mergers, consolidations or a sale of substantially all of our assets, which might be favorable from our standpoint or that of other stockholders.

Our Certificate of Incorporation and Bylaws include provisions which could inhibit a change in control and prevent a stockholder from receiving a favorable price for his or her shares.

   Our Board of Directors is divided into three classes of directors with staggered three-year terms. Directors can be removed only for cause by a vote of a majority of the stockholders, and stockholders cannot call special meetings of stockholders or act by written consent. In addition certain business combinations involving a "Related Person" are subject to special voting or fairness requirements. "Related Person" is defined to include any person, entity or group who, together with the person's "affiliates" and "associates" (as defined) beneficially own more than 5% of our outstanding shares. Certain stockholders who beneficially own more than

5% at the time the provisions were adopted are excluded. These provisions are intended to prevent or make more difficult a business combination not approved by the members of the Board of Directors who are unaffiliated with the Related Person. We also have authorized a class of preferred stock which can be issued with the approval of the Board of Directors having rights, preferences and privileges that could make it more difficult for a party to acquire our company. The effect of these provisions of our Certificate of Incorporation and Bylaws could be to delay or prevent a transaction in which stockholders could dispose of their shares at a favorable price.

If you exercise your subscription rights, you may be unable to sell any shares you purchase until the rights offering has expired.

   The exercise price for the subscription rights has been determined by a pricing committee of our Board of Directors and represents a discount to the market price of our common stock on the date the exercise price was determined. However, there can be no assurance that the market price of our common stock will not decline during or after the offering or that you will be able to sell shares of common stock purchased in the offering at a price equal to or greater than the exercise price. Stock certificates will be delivered within two business days after the subscription agent receives a properly exercised subscription warrant and full payment of the subscription price, but persons who exercise their subscription right may not be able to sell the shares they purchase in the offering until the stock certificates are delivered. You will not receive any interest on the funds delivered to the subscription agent when you exercise the subscription rights.

                                USE OF PROCEEDS

   Our net proceeds from the sale of      shares of common stock in the rights
offering at the offering price of $   per share are estimated to be
approximately $29.6 million after deduction of estimated expenses payable by us in connection with the offering. The purpose of the rights offering is to provide additional capital to enable us to pursue opportunities to develop our real estate, including the Tejon Industrial Complex and the Tejon Mountain Village.

   We estimate that approximately $15-20 million of the net proceeds will be used to further develop the Tejon Industrial Complex, including completing infrastructure projects such as roads, sewers and utilities, to grade pads and to perform entitlement work. We plan to use approximately $10 million of the net proceeds in development of the Tejon Mountain Village, including obtaining entitlements, landscaping and some infrastructure. These figures are estimates, subject to substantial uncertainty, and may change as development at the Tejon Industrial Complex and the Tejon Mountain Village progresses.

   If our bank credit facility is renewed or replaced when it expires in June 2001 or prior to that date, we expect to use all or a portion of the net proceeds to reduce the outstanding balance under our revolving lines of credit pending our re-borrowing the funds to pay the costs of our real estate developments, as described above. We may also invest portions of the net proceeds temporarily in short term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. Government.

                          PRICE RANGE OF COMMON STOCK

   Our common stock trades on the New York Stock Exchange under the symbol "TRC". The following table sets forth for the periods indicated the high and low sales prices per share of common stock on the American Stock Exchange through July 27, 1999 and on the New York Stock Exchange after that date:

                                                               High       Low
                                                             --------- ---------
Fiscal year ended December 31, 1998
  First Quarter............................................. $32 3/4   $22 7/16
  Second Quarter............................................ $31 1/8   $24 3/4
  Third Quarter............................................. $26 3/8   $19 1/2
  Fourth Quarter............................................ $25 1/2   $18 1/4
Fiscal year ended December 31, 1999
  First Quarter............................................. $22 5/8   $16 1/2
  Second Quarter............................................ $31 1/8   $16 1/8
  Third Quarter............................................. $33 3/4   $24
  Fourth Quarter............................................ $29 5/8   $19 13/16
Fiscal year ended December 31, 2000
  First Quarter............................................. $28       $21
  Second Quarter............................................ $24 5/16  $20 1/2
  Third Quarter............................................. $29 13/16 $21 7/8
  Fourth Quarter (through November    , 2000)............... $         $

   On November   , 2000, the last reported sales price of our common stock on
the New York Stock Exchange was $         per share. As of November   , 2000,
there were approximately    record owners of our common stock.

                                DIVIDEND POLICY

   For more than the last five years, we have paid a cash dividend of $.05 per share on our common stock each year. However, in May 2000 the Board of Directors decided to discontinue payment of dividends in order to conserve cash for the operations of the Company. Any future determination to pay dividends will be made in the discretion of the Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

   The following table sets forth as of June 30, 2000 our actual capitalization and the capitalization on a pro forma as adjusted basis to reflect the receipt
of the estimated net proceeds from the sale of           shares in the rights
offering at the offering price of $     . The table does not reflect
810,797 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $20.90 per share.

                                                            As of June 30, 2000
                                                            --------------------
                                                                      Pro Forma
                                                            Actual   As Adjusted
                                                            -------  -----------
Long-term debt, less current portion....................... $24,331    $24,331
Stockholders' equity
  Common stock.............................................   6,354
  Additional paid-in capital...............................     589
  Deferred compensation....................................    (129)      (129)
  Retained earnings........................................  35,915     35,915
  Accumulated other comprehensive income...................    (170)      (170)
                                                            -------    -------
    Total stockholders' equity.............................  42,559     72,159
                                                            -------    -------
    Total capitalization................................... $66,890    $96,490
                                                            =======    =======

--------
See Notes to "Selected Consolidated Financial Data".

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table presents selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and notes thereto and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference. The selected consolidated financial data for each of the years in the five-year period ended December 31, 1999 was derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent auditors. The selected consolidated financial data for the six months ended June 30, 2000 and June 30, 1999 have been derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the consolidated financial position and the consolidated results of operations as of such dates and for such periods. Results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire year or the quarters following in 2000.

                                                                                               Six Months Ended
                                         Year Ended December 31,                                    June 30
                          ---------------------------------------------------------------    ----------------------
                             1999          1998          1997          1996       1995          2000        1999
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
                           (in thousands of dollars, except share and per share                   (unaudited)
                                                 amounts)
Statements of Income
 Data:
Revenues(1):
 Real estate............  $    7,268(2) $    6,966(3) $    4,888(4) $    2,820 $    2,566    $    2,398  $    4,028
 Livestock..............      40,576        31,450        23,009         5,725      7,641        22,188      13,233
 Farming................       7,433         8,671         9,173         9,107      7,973           405         283
 Interest income........         639         1,001         1,159         1,308      1,374           312         331
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
                              55,916        48,088        38,229        18,960     19,554        25,303      17,875
Costs and expenses(1):
 Real estate............       4,846         2,938         2,714         2,505      2,637         2,434       2,680
 Livestock..............      38,819        30,480        21,353         5,113      7,550        20,306      12,917
 Farming................       6,285         6,402         6,546         5,973      6,162(5)      1,039         700
 Corporate expenses.....       3,198         2,581         2,346         2,266      2,046         1,509       1,488
 Interest expense.......         863         1,065           747           295        436         1,283         421
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
                              54,011        43,466        33,706        16,152     18,831        26,571      18,206
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
Income (loss) before
 income taxes...........       1,905         4,622         4,523         2,808        723        (1,268)       (331)
Income taxes provision
 (benefit)..............         724         1,613         1,491         1,123        289          (482)       (125)
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
Income (loss) before
 cumulative effect of a
 change in an accounting
 principle..............       1,181         3,009         3,032         1,685        434          (786)       (206)
Cumulative effect of a
 change in an accounting
 principle (net of taxes
 of $70,000)............          --           130            --            --         --            --          --
                          ----------    ----------    ----------    ---------- ----------    ----------  ----------
Net income (loss).......  $    1,181    $    3,139    $    3,032    $    1,685 $      434    $     (786) $     (206)
                          ==========    ==========    ==========    ========== ==========    ==========  ==========
Net income (loss) per
 common share:
 Basic..................  $     0.09    $     0.25    $     0.24    $     0.13 $     0.03    $    (0.06) $    (0.02)
                          ==========    ==========    ==========    ========== ==========    ==========  ==========
 Diluted................  $     0.09    $     0.25    $     0.24    $     0.13 $     0.03    $    (0.06) $    (0.02)
                          ==========    ==========    ==========    ========== ==========    ==========  ==========
Shares used in computing
 net income (loss)
 per common share:
 Basic..................  12,697,179    12,691,253    12,683,497    12,682,244 12,682,244    12,706,236  12,691,253
 Diluted................  12,796,485    12,752,697    12,796,729    12,683,760 12,684,105    12,706,236  12,691,253
Pro Forma Data(6)(7):
Net income (loss).......  $    1,181                                                         $     (786)
Net income (loss) per
 common share:
 Basic..................
 Diluted................
Shares used in computing
 net income (loss)
 per common share:
 Basic..................
 Diluted................

                                   As of December 31,               June 30, 2000
                         --------------------------------------- --------------------
                                                                         Pro Forma as
                          1999    1998    1997    1996    1995   Actual  Adjusted (8)
                         ------- ------- ------- ------- ------- ------- ------------
                                     (in thousands)                  (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $   423 $   743 $   976 $   693 $    44 $   520   $ 30,120
Marketable securities...   9,942  13,294  17,189  20,127  20,257  10,247     10,247
Working capital.........  16,278  19,768  24,518  24,686  24,784  21,881     51,481
Total assets............  91,519  73,014  63,693  47,369  45,203  95,596    125,196
Long term debt, less
 current portion........  20,606   1,875   3,925   1,800   1,800  24,331     24,331
Stockholders' equity....  43,160  42,705  40,488  37,732  36,969  42,559     72,159

--------
(1) Certain amounts derived from our audited consolidated financial statements for the years prior to December 31, 1999 have been reclassified to conform to their presentation during the year ended December 31, 1999.

(2) Includes revenue of $1,750,000 ($1,085,000 net of tax or $.09 per share) from a fiber optic easement sale.

(3) Includes revenue of $4,250,000 ($2,569,000 net of tax, or $0.20 per share) from the sale of land to Northrop Grumman Corp. This land was previously leased to Northrop.

(4) Includes revenue of $2,050,000 ($1,353,000 net of tax, or $.11 per share) from a pipeline company for the sale of easement rights.

(5) Net income for 1995 was unfavorably impacted by the recordation of a $400,000 charge ($240,000 net of tax, or $.02 per share) due to almond trees destroyed by 1995 winter storms.

(6) Pro forma net income for the year ended December 31, 1999 is the same as historical net income. We estimate that the net income would have been $911,000, net of taxes, greater had the proceeds from the offering been invested in cash and cash equivalent securities during the year ended December 31, 1999. The pro forma net loss for the six months ended June 30, 2000 is the same as the historical net loss. We estimate that the net loss would have been $524,000, net of taxes, less had the proceeds from the offering been invested in cash and cash equivalent investments during the six months ended June 30, 2000.

(7) Pro forma information gives effect, as of the beginning of each period, to
    the sale of      shares of common stock upon the exercise of rights in this offering as of the beginning of the year ended December 31, 1999 and to the
    sale of      shares of common stock upon the exercise of rights in this offering as of the beginning of the six months ended June 30, 2000.

(8) Reflects our receipt of estimated net proceeds of $29.6 million from the
    sale of      shares of common stock upon the exercise of rights in this
    offering at the offering price of $   per share, net of estimated offering
    expenses, as of June 30, 2000. See "Use of Proceeds".

                                    BUSINESS

   We are a diversified, growth oriented land development and agribusiness company whose purpose is to increase the value of our real estate and resource holdings and maximize our market value for our stockholders. Our prime asset is approximately 270,000 acres of contiguous, largely undeveloped land which, at its most southerly border, is 60 miles north of Los Angeles, and at its most northerly border is 15 miles east of Bakersfield. We believe that our land holdings offer attractive development opportunities. We also have significant, existing commercial real estate developments along Interstate 5 (a major, north-south federal highway in California that runs through our land), and we have significant livestock, farming and mineral extraction operations.

                               New Strategic Plan

   Over the last four years we have been implementing a new strategic plan that sets out a broad strategy for enhancing stockholder value. Specifically, the plan has focused on planning and development of our largest and most valuable asset, our 270,000-acre land holding, as well as growing our other core businesses.

   In implementing the new strategic plan, we have:

  .  increased revenues from operations over the last three years,

  . purchased a feedlot in Texas to further enhance and expand livestock operations,

  . increased the cattle herd by over 20,000 head in order to expand market opportunities,

  . sold $6 million of non-strategic real estate assets, using the proceeds to purchase commercial and industrial buildings for current and future revenue sources,

  . developed the first phase of the 351-acre Tejon Industrial Complex, with the first occupant being the 51-acre Petro Travel Plaza that opened for business in 1999 and the first purchaser being IKEA, an international home furnishings retailer, which intends to develop a regional warehouse having 850,000 or more square feet at the Complex,

  . signed an agreement with an affiliate of Enron North America Corp. for the development of a power plant by the Enron affiliate on our land,

  . signed a joint venture agreement with three well-known home builders for the creation of a 6,500-acre master-planned community on our land in Los Angeles County which we call "Rolling Meadows,"

  .  began trading on the New York Stock Exchange on July 28, 1999, and

  . purchased an almond hulling and processing plant to enhance and expand our farming operations.

   More recently we have decided to focus our primary efforts and resources on real estate development instead of trying to grow all of our businesses at the same time. In addition to our Tejon Industrial Complex and Rolling Meadows residential projects, we are engaged in the detailed planning of a master-planned mountain community encompassing mountain homes, a high quality golf resort, a commercial component and substantial open space. We call this project "Tejon Mountain Village." Although the size of this development has not yet been decided upon, it will involve several thousand acres and the development of sites for several thousand homes ranging from less than one-half acre to more than twenty acres. In September 2000 we decided to proceed with obtaining governmental approvals for this project.

   We also propose to expand the Tejon Industrial Complex by 500 acres, and we are in discussions for the joint venture development of a 600,000 square foot facility on approximately 30 acres in the Tejon Industrial Complex. Our undertaking construction of these residential and industrial projects is subject to a number of contingencies and uncertainties, and we cannot assure you that the developments will occur or that they will be successful.

   In order to provide additional working capital for our real estate development activities, we have begun to explore, on a preliminary basis, the possibility of selling our livestock operations, including a lease to the purchaser of a significant portion of our land to be used for grazing purposes. The potential lease would not affect any real estate development opportunities. No decisions have been made with respect to such a sale. Because of the preliminary stage we are in, we cannot assure you that any such sale will take place, nor can we predict the amount of the purchase price.

   At June 30, 2000 the Livestock Division accounted for over $36 million in book value of our identifiable assets representing approximately 38% of the book value of our total assets. The book value of the Livestock Division assets is not necessarily indicative of their fair market value. For the fiscal years ended December 31, 1999, 1998 and 1997, the Livestock Division accounted for approximately 73%, 65% and 60%, respectively, of our total revenues and approximately 47%, 4% and 22%, respectively, of our income before taxes after allocation of interest expense. The contemplated sale of our livestock operations would include substantially all the assets of the Livestock Division. While the sale of the livestock operations probably would provide significant working capital, it would also result in a loss of significant revenues and income even after taking into account the revenue stream from the grazing lease that would be entered into in connection with the sale.

Property

   Our 270,000 acres include portions of the San Joaquin Valley, foothills, portions of the Tehachapi Mountains and portions of the western end of the Antelope Valley. A number of key transportation and utility facilities cross our land, including Interstate 5, California Highways 58, 138 and 223, the California Aqueduct (which brings water from Northern California), and various transmission lines for electricity, oil, natural gas and communication systems.

   Approximately 250,000 acres of our land is located in Kern County, California. The Kern County General Plan for this land contemplates continued commercial, resource utilization, farming, grazing and other agricultural uses, as well as certain new developments and uses, including residential and recreational facilities. While the County General Plan is intended to provide general guidelines for land use and development, it is subject to amendment to accommodate changing circumstances and needs. In addition to the General Plan, much of our land will require specific zoning and site plan approvals prior to actual development. We have not yet made specific proposals to the County to implement any part of our proposed land use concepts, except at the Laval Road Interchange on Interstate 5.

   The remainder of our land, approximately 20,000 acres, is in Los Angeles County. This area is accessible from Interstate 5 via Highway 138. Los Angeles County has adopted general plan policies which contemplate future limited residential development of portions of this land, subject to further assessments of environmental and infrastructure constraints. In March 2000, we formed a limited liability company with three major Southern California homebuilders to pursue a master planned community on our Los Angeles County land. See "Business--Real Estate Operations."

   Portions of our land consist of mountainous terrain, and much of the land is not presently served by developed roads or by utility or water lines. Any significant development of the land would involve the construction of roads, utilities and other expensive infrastructure and would have to be done in a manner which accommodates a number of environmental concerns, including endangered species and wetlands issues, that may limit development of portions of the land or result in substantial delays in getting governmental approval.

Industry Segment Information

   The following table shows the revenues, operating profits and identifiable assets of each of our industry segments for the last three years and six months ended June 30, 2000 and 1999:

                                                                Six Months
                                   Years Ended December 31     Ended June 30
                                   -------------------------  ----------------
                                    1999     1998     1997     2000     1999
                                   -------  -------  -------  -------  -------
                                       (in thousands)           (unaudited)
Revenues(1)
Real Estate......................  $ 7,268  $ 6,966  $ 4,888  $ 2,398  $ 4,028
Livestock........................   40,576   31,450   23,009   22,188   13,233
Farming..........................    7,433    8,671    9,173      405      283
                                   -------  -------  -------  -------  -------
Segment Revenues.................   55,277   47,087   37,070   24,991   17,544
Interest Income..................      639    1,001    1,159      312      331
                                   -------  -------  -------  -------  -------
  Total Revenues.................  $55,916  $48,088  $38,229  $25,303  $17,875
                                   =======  =======  =======  =======  =======
Segment Profits and Income (Loss)
 Before Income Taxes(1)
Real Estate......................  $ 2,422  $ 4,028  $ 2,174  $   (36) $ 1,348
Livestock........................    1,757      970    1,656    1,882      316
Farming..........................    1,148    2,269    2,627     (634)    (417)
                                   -------  -------  -------  -------  -------
Segment Profits(2)...............    5,327    7,267    6,457    1,212    1,247
Interest Income..................      639    1,001    1,159      312      331
Corporate Expense................   (3,198)  (2,581)  (2,346)  (1,509)  (1,488)
Interest Expense.................     (863)  (1,065)    (747)  (1,283)    (421)
                                   -------  -------  -------  -------  -------
  Income (Loss) Before Income
   Taxes.........................  $ 1,905  $ 4,622  $ 4,523  $(1,268) $  (331)
                                   =======  =======  =======  =======  =======
Identifiable Assets by
 Segment(1)(3)
Real Estate......................  $30,924  $ 9,110  $ 6,269  $25,283  $25,143
Livestock........................   28,712   30,055   24,242   35,904   30,941
Farming..........................   13,574   12,890   10,176   17,357   13,330
Corporate........................   18,309   20,959   23,006   17,052   17,805
                                   -------  -------  -------  -------  -------
  Total Assets...................  $91,519  $73,014  $63,693  $95,596  $87,219
                                   =======  =======  =======  =======  =======

--------
(1) Certain industry segment information presented for the years ended prior to December 31, 1999 have been reclassified to conform to their presentation for the year ended December 31, 1999.

(2) Segment Profits are revenues less operating expenses, excluding interest income and expense and corporate expenses.

(3) Identifiable Assets by segment include both assets directly identified with those operations and an allocable share of jointly-used assets. Corporate assets consist primarily of cash and cash equivalents, refundable and deferred income taxes and buildings and improvements.

Real Estate Operations

   Our 270,000-acre land holding offers significant real estate development opportunities. Our land is characterized by diverse topography and scenic vistas and is conveniently served by three inter-regional highways. Interstate 5, one of the nation's most heavily traveled freeways, brings approximately 60,000 vehicles a day through our land, which includes 16 miles of Interstate 5 frontage and the commercial land surrounding four interchanges. The strategic plan for real estate focuses on development opportunities along the Interstate 5 corridor as well as laying the necessary groundwork for moving forward with potential destination uses, including residential and resort projects.

   During 1999 development activity was principally focused on the 351-acre Tejon Industrial Complex at the Interstate 5/Laval Road interchange. The activity at the industrial complex included the completion of infrastructure construction for the first phase of the complex as well as infrastructure construction for Petro Travel Plaza, a traveler-oriented development with restaurant, truck stop and gas station facilities located on approximately 51 acres in the complex. We organized a limited liability company with Petro Stopping Centers, L.P. for the project. The transaction is structured so that we were not required to contribute any capital other than the land and up to $1.4 million in off-site improvements, and we receive 60% of the profits and cash flow after debt service. The term of the joint venture is 35 years, subject to mutual buy-out rights commencing in 2002. Petro Travel Plaza opened at the end of June, 1999 and has seen increasing sales and traffic through the site since then (except for expected declines in February, March and September due to seasonality).

   Interest in developing industrial, warehouse, and distribution facilities on the remaining 300 acres in the Tejon Industrial Complex is being expressed by developers and end users. We have begun marketing building sites at the industrial complex to these groups. In September 2000 we closed the sale of the first building site, 80 acres purchased by IKEA, an international home furnishings retailer, and we are engaged in discussions for the joint venture development of the 600,000 square foot building on 30 acres mentioned above. We will be in direct competition for customers with other industrial sites in Central and Southern California, including the inland empire region of Southern California.

   In March 2000, we formed a limited liability company with three well-known homebuilders (Lewis Investment Company, LLC, Pardee Construction Company and Standard Pacific Corp.), to develop a master-planned community initially of 4,000 acres on our land in Los Angeles County that we call Rolling Meadows. Under the terms of the agreement we are to contribute the land and $500,000 for feasibility studies and the developers are to invest a matching amount of funds up to an aggregate of $15.0 million to perform planning and feasibility work and to prepare applications for entitlements for the project, which they hope to file with Los Angeles County in early 2001. The parties have agreed in principle to increase the size of the project to 6,500 acres, which means that we would contribute another 2,500 acres and their cash contributions would increase to $27.5 million. No binding agreements have been entered into for this expansion of the project, however. If and when the entitlements have been obtained, we expect the limited liability company to make the required infrastructure improvements and to sell the lots to developers for the construction of homes. The three development companies participating in the project have the right to purchase up to 60% of the lots. We are entitled to receive 50% of the profits and cash flow, if any, from the development, which is not expected to be completed for several years.

   In April 1999 we entered into an agreement with two companies affiliated with Enron Corporation, which we call collectively "Enron." Under this agreement, Enron has an option to lease from us approximately 31 acres of undeveloped land at the southern end of the San Joaquin Valley for the construction and operation of a power plant having an anticipated capacity of 750 megawatts of electricity. The project would be powered by natural gas turbines and would be subject to extensive environmental requirements. The transaction is subject to a number of contingencies, and Enron has the right to terminate the arrangement unilaterally at any time before the lease becomes effective.

   Under the arrangement we received $1,450,000 in 1999 and an additional $1,900,000 through September 30, 2000. If the arrangement is not terminated by Enron, we are entitled to receive $100,000 monthly until rental under the lease commences or the payments reach an agreed maximum amount, although such payments could be significantly higher and could be paid earlier under certain circumstances. If Enron exercises its right to terminate the arrangement, we would be entitled to retain the payments made to the date of termination, but Enron would have no obligation to make any further payments. Payments under the lease, which include both rent and compensation for significant easement rights over other parts of our land, would be $2,600,000 per year (subject to certain adjustments which could be material), would commence when the plant becomes operational or earlier under certain circumstances and would be subject to escalation based upon changes in a designated consumer price index. We would also be entitled to receive additional rent after commercial operation of the plant begins, based upon production output at the plant and energy prices. The term of the lease would be 25 years from the date the plant becomes operational (or earlier under certain circumstances), and Enron would have three five-year options to extend the term.

   In addition to the Petro Travel Plaza facility, we lease to various tenants land which is used for a full-service truck stop facility, a truck wash, four auto service stations with convenience stores, four full-service restaurants, five fast-food operations, a motel, two antique shops, and a United States Postal Service facility. In addition, several microwave repeater locations, radio and cellular transmitter sites, and fiber optic cable routes are also leased. In the commercial sales and leasing area, we are in direct competition with other landowners which have highway interchange locations along Interstate 5 and State Route 99 in the southern San Joaquin Valley and the Tehachapi Mountains.

   We lease certain portions of our land to oil companies for the exploration for, and production of, oil and gas but do not ourselves engage in any such exploratory or extractive activities.

   As of December 31, 1999, approximately 9,645 acres were committed to producing oil and gas leases from which the operators produced an average of approximately 142,000 barrels of oil, 54,682 MCF of dry gas, and 3,000 gallons of wet gas per day during 1999. Our share of production based upon the average royalty rate during the last three years has been 49, 32, and 49 barrels of oil per day for 1999, 1998, and 1997, respectively. Approximately 405 producing oil wells were located on the leased land as of December 31, 1999. No new wells have been drilled on our land in recent years.

   Estimates of oil and gas reserves on our properties are unknown to us. We do not make such estimates, and our lessees do not make information concerning reserves available to us.

   We have approximately 2,440 acres under lease to National Cement Company of California, Inc., which we call "National," for the purpose of manufacturing portland cement from limestone deposits found on the leased acreage. National owns and operates on the property a cement manufacturing plant having an original design capacity of approximately 600,000 tons of cement per year. The manufacturing plant is currently under construction to increase production capacity to 1,000,000 tons. The amount of payment that we receive under the lease is based upon shipments from the cement plant. The term of this lease expires in 2006, but National has remaining options to extend the term for two additional successive increments of 20 years each and one final increment of 19 years. Significant proceedings under environmental laws relating to the cement plant are in process, see "Business--Legal Proceedings."

Livestock Operations

   We conduct a beef cattle operation upon those portions of our land which are not devoted to farming, commercial real estate operations or other purposes. The beef cattle activities include both commercial cow-calf operations (the maintenance of a cattle herd whose offspring are used to replenish the herd, with excess numbers being sold commercially) and grazing of stocker cattle (cattle purchased at light weights for growing on available range forage before being resold). At June 30, 2000, our cattle herd numbered approximately 39,000 head of which approximately 31,000 head were stockers and the remainder were in the breeding herd. Our cattle are either sold to stocker and feedlot operators or fed at our own feedlot in Texas and then sold to packers. We are considering selling our livestock operations. See "Business--New Strategic Plan."

   As to the sale of cattle, we are in direct competition with other commercial cattle operations throughout the United States. The prices received for our cattle are primarily dependent upon the perception of supply and demand at the time cattle are sold. In an attempt to reduce the market risks of our livestock activities, we usually hedge future sales of cattle in the futures and options markets or obtain fixed prices for future delivery through contracts with cattle buyers, feedlots, or packing houses. We purchased our own feedlot in Texas in 1997 in order to further vertically integrate our beef operations. At the feedlot we feed cattle for outside customers as well as our own cattle prior to sale to packers. The feedlot is in direct competition for customers with feedlots in west Texas and Kansas. We compete primarily on the basis of price and the quality of service offered to our customers.

   During the last few years, a number of companies in the cattle industry began to explore in depth various forms of strategic alliances within the production, feeding and meat-packing segments of the cattle business. We believe there will be dramatic shifts in the form of cattle marketing in the United States. To be successful in the cattle industry in the future we believe that the producers of beef must become more consumer-oriented. To achieve this goal we began a program in 1997 to vertically integrate our cattle operations. We believe that vertical integration will allow us to control the quality of the product through the production process to the end users. To vertically integrate, we must control the feeding of cattle and create strategic alliances with other producers to supply beef products to end users. To begin the process of vertical integration within the beef industry, we purchased the feedlot in Texas and entered into a strategic alliance known as Ranchers Renaissance with several other cattle producers to sell high quality, source-verified beef to end users such as restaurants and grocery stores. The strategic alliance with other cattle producers has grown to a size that will support a source-verified branded beef product. The Ranchers Renaissance strategic alliance plans to introduce a branded beef product in a large chain of supermarkets on the east coast during the first quarter of 2001. A branded product will provide us with additional returns on cattle placed into the program because we are able to obtain higher prices for higher quality beef. In 1999 and 1998 Excel Beef Co., which purchases our cattle as part of the Ranchers Renaissance program, accounted for 39% and 22%, respectively, of our total revenues.

Farming Operations

   In the San Joaquin Valley, we farm permanent crops including the following acreage: wine grapes--1,555, almonds--1,985, pistachios--738 and walnuts--295. Included in these acreage figures are 300 acres of almonds which were planted in 1998 and 300 acres of almonds which were planted early in 1999. These new almond developments are expected to have their first harvestable crops in 2001 and 2002. Our objective in planting new trees is to offset the normal yield decline as our older plantings reach productive maturity and to improve revenues from farming operations in future years. As certain of our permanent plantings age to the point of declining yields, we will evaluate the advisability of replanting those crops or replacing them with different plantings, depending upon market conditions. We also lease approximately 1,000 acres to third parties for the farming of row crops.

   We sell our farm commodities to several commercial buyers. As a producer of these commodities, we are in direct competition with other producers within the United States and throughout the world. Prices received by us for our commodities are determined by total industry production and demand levels. We attempt to improve price margins by producing high quality crops through cultural practices and by obtaining better prices through marketing arrangements with handlers. In order to control the quality of our almonds through the processing phase and to reduce future processing costs, in May 2000 we formed a joint venture with D. Billings Family Trust, a significant San Joaquin Valley farming company, to own and operate an almond hulling, shelling and processing plant purchased by us in January 2000. The purchase price was $2,700,000. We are entitled to two-thirds of the profits and cash flow after debt service. In addition to using the almond processing plant to process our crop and that of our co-venturer, we also hull, shell and process almonds for outside growers.

   In 1999 our almonds were primarily sold to two domestic commercial buyers, with one of the buyers receiving approximately 52% of the crop. Since we now process our own almonds, we have considerably more flexibility over the timing and nature of our sales. We do not believe that we would be adversely affected by the loss of either of these two buyers because of the size of the almond market, the large number of other buyers that would be available to us and the fact that the prices for these commodities do not vary based on the identity of the buyer.

   The California almond industry is subject to a federal marketing order which empowers the California Secretary of Agriculture to set the percentage of almonds which can be sold during any crop year and the percentage of almonds to be held in reserve in order to assist in the orderly marketing of the crop. During 1999, the State of California had a record almond crop that led the Almond Board of California, an industry group, to request an almond marketing reserve that was approved by the Secretary of Agriculture. The marketing reserve had allowed us to sell only 77% of the 1999 crop until late in the spring of 2000, when the marketing order was lifted and we were able to sell the remaining 23% during the third quarter of 2000. Historically, marketing orders have been lifted in the following year after the crop for that year is determined. During 1998 and 1997 the saleable percentage was set at 100%.

   In 1999, the majority of our pistachios were sold to one customer, and our walnuts were sold to two customers, each receiving approximately 50% of the crop. During 1999 the majority of wine grapes were sold to one winery, Golden State Vintners which accounted for 15% of our total revenues in 1997 but less than 10% in 1998 and 1999. Our contract with Golden State Vintners expires with the purchase of this year's crop, and, while discussions are ongoing, we have not entered into another contract. We believe that there is an imbalance between the supply of wine grapes and the demand as the result of so many new plantings coming into production. We cannot assure you that we will find buyers for all or any significant portion of our wine grape production or that any contracts entered into will be profitable. The loss of purchasers for our wine grapes would materially affect our business.

Water Rights

   Existing long-term contracts with the Wheeler Ridge-Maricopa Water Storage District, which we call the "Wheeler Ridge Water District," provide for water deliveries from the California State Water Project to portions of our land in the San Joaquin Valley. The terms of these contracts extend to 2035. Under the contracts we are entitled to annual water for 5,496 acres of land, which is more than is required for our present farming operations. The long-term water supply picture in the state is uncertain, however, not only due to recurring droughts, but also because of existing and likely additional restrictions placed on water exported from the Sacramento-San Joaquin River Delta. The impact of these restrictions could adversely affect our business. See "Risk Factors."

   The years 1995 through 1999 were excellent water years with 100% of our water entitlement being available from the State Water Project. While the year 2000 Project allocation was only 90%, the Wheeler Ridge Water District was able to supply us with 100% of our contract entitlement. In addition, in each of these years, there was sufficient runoff from local mountain streams to allow us to capture this water in reservoirs and utilize it to offset some of the higher priced State Water Project water. Both the Wheeler Ridge Water District and we are able to bank (percolate into underground aquifers) some of our excess supplies for future use. The Wheeler Ridge Water District expects to be able to deliver our entire contract water entitlement in any year that the State Water Project deliveries exceed 30-50% by drawing on its ground water wells and water banking assets. Based on historical records of water availability, we do not believe we have material problems with our water supply. However, if State Water Project deliveries are less than 30-50% of our entitlement for a sustained period of several years, then the Wheeler Ridge Water District may not be able to deliver 100% of our entitlement and we will have to rely on our own ground water sources, mountain stream runoff, water transfers from the Tejon-Castac Water District and water banking assets. Water from these sources may be more expensive because of pumping costs and transfer costs. Also, as we develop our real estate for residential, commercial and industrial uses, there will be less water available for agriculture from the Tejon-Castac Water District.

   The water contracts with the Wheeler Ridge Water District require annual payments related to the fixed costs of the California State Water Project and the Wheeler Ridge Water District, whether or not water is used or available. The contracts also establish a lien on benefited land. Payments made under these contracts by us for the three years ended December 31, 1997, 1998 and 1999 were $1,215,000, $1,200,000, and $1,300,000 respectively.

   Land benefiting from the Wheeler Ridge Water District is subject to contingent assessment liens that are senior in priority to any mortgages on the property. The liens secure bonds issued by the Water District to finance construction of water distribution facilities. Lien enforcement of assessments and contracts can involve foreclosure of the liens and the resulting loss of the land subject to the liens. The Water District will impose contingent assessments (over and above our normal costs for water entitlement) only if the District's revenues from water contracts and other regular revenue sources are not sufficient to meet its obligations. Lien assessments are levied by the District based on estimated benefits to each parcel of land from the water project serving the land. Approximately 5,496 acres of our land are presently subject to such contingent liens totaling approximately $792,000. Since commencement of operations in 1971, the District has had sufficient revenues from water contract payments and other service charges to cover its obligations without calls on assessment liens and has advised that it does not presently anticipate the need to make any calls on assessment liens.

   Under California law, lands located in a water storage district may be reassessed at the request of the district board of directors or at the request of 10% or more of the district landholders. As a result of any reassessment, which is based upon relative benefits from district facilities to each land parcel, the lien assessments may be redistributed and may increase or decrease for any particular parcel. Additional projects undertaken by the water district, if any, which might result in new assessment liens must be approved by landowners of more than one-half of the land (based on valuation) in the district.

   In addition to our agricultural contract water entitlements, we have an additional entitlement to obtain from the California State Water Project sufficient water to service a substantial amount of future residential and/or commercial development in Kern County. The Tejon-Castac Water District, a local water district serving only our land and land we have sold in the Tejon Industrial Complex, has 5,278 acre feet of State Water Project entitlement, or enough to supply over 10,000 average families assuming 100% delivery. In addition, Tejon-Castac has nearly 15,000 acre feet of water stored in Kern County water banks. Both the entitlement and the banked water are the subject of long-term water supply contracts extending to 2035 between Tejon-Castac and our company. Tejon-Castac would be the principal water supply for any significant residential and recreational development in Tejon Mountain Village, and is regarded as a backup supply for the Tejon Industrial Complex.

   The water agency serving the Los Angeles County portion of our land, the Antelope Valley-East Kern Water Agency, has significant surplus entitlement and, although no assurance has been given, it has indicated that it would be able to provide the water needed for a major development of the kind being planned on that portion of our land.

   Portions of our property also have available groundwater that would be sufficient to support low density residential development in Tejon Mountain Village, supply significant commercial development in the Interstate 5 corridor and provide a significant back-up supply for development in Los Angeles County.

   Historic State Water Project restrictions on the right to use agricultural water entitlement for municipal and industrial purposes were removed in 1995. For this purpose "municipal" use includes residential use. Therefore, although only 2,000 of Tejon-Castac's 5,278 acre feet of entitlement are labeled for municipal use, there is no practical restriction on its ability to deliver that water to residential or industrial developments. However, for political and regulatory reasons, it is unlikely that we would be able to direct any of our Wheeler Ridge Water District agricultural entitlement to municipal or industrial uses.

Legal Proceedings

   We lease land to National Cement Company of California, Inc., which we refer to as "National," for the purpose of manufacturing Portland cement from limestone deposits found on the leased acreage. See "Business--Real Estate Operations." A number of contaminated sites have been discovered on the land leased to National, including several former landfills containing industrial waste, a former storage area for drums that contained lubricants and solvents, a former underground storage tank for waste oil and solvents, an underground plume of chlorinated hydrocarbons and an underground plume of diesel fuel which leaked from a pipeline.

   The contamination of some of these sites is significant. The plume of chlorinated hydrocarbons has migrated off the leased premises and has leaked into a local creek, and the plume of diesel fuel has migrated beneath the cement plant. Because the waste in some or all of the sites has contaminated groundwater, the California Regional Water Quality Control Board for the Lahontan Region has issued cleanup and abatement orders requiring investigation, containment and/or cleanup at all of the sites. These orders generally require National and Lafarge Corporation, which we call "Lafarge" and which is the predecessor in interest to National under the existing lease, to investigate and clean up soil and groundwater contamination in the vicinity of the sites. Although we did not deposit any of the contaminants, the orders state that, as the landowner, we will be responsible for complying with the orders if National and Lafarge fail to perform the necessary work.

   A cleanup and abatement order and waste discharge requirements have also been issued with respect to the massive cement kiln dust piles on the leased property naming National as the primarily responsible party and Lafarge and us as the secondary responsible parties if National does not comply with the orders. The orders require certain investigation and stabilization activities but do not require removal or disposal of the kiln dust piles.

   Civil fines for violations of an order of the Water Board can be as high as $10,000 per day for each day the violation occurs and as high as $15,000 per day for each day a discharge of pollutants and a violation of the order occurs.

   Lafarge has undertaken the investigation and some remediation at the contaminated sites and has completed some of the work. National has undertaken the required work on the cement kiln dust piles. Under the cement plant lease National has agreed to indemnify us against costs and liabilities arising out of the use of the leased premises since it became the tenant in November 1987, and Lafarge has agreed to indemnify us for the period prior to that date. National's obligation is guaranteed by its parent, National Cement Company, Inc. Although no assurances can be given, we believe that National, its parent and Lafarge have sufficient resources to satisfy any reasonably likely indemnity obligations and, as a result, we will not incur any material loss as a result of the contamination.

Employees

   At August 31, 2000, we had 136 employees, including nine in permanent part-time positions. Of our current employees, 22 are engaged in our real estate operations, 65 in our livestock operations, 34 in our farming operations and 15 in management and administration. We are not subject to any collective bargaining agreement, and we believe that our relationships with our employees are good.

                                   MANAGEMENT

   The following table sets forth information as to our executive officers and directors:

                                                                       Held
               Name                              Offices               Since Age
               ----                              -------               ----- ---
Executive Officers
Robert A. Stine.................... President and Chief                1996  53
                                    Executive Officer, Director

Matthew J. Echeverria.............. Senior Vice President,             1987  50
                                    Livestock and Ranch Operations

Douglas M. Ford.................... Senior Vice President,             1999  54
                                    Real Estate

Allen E. Lyda...................... Vice President,                    1990  43
                                    Chief Financial Officer,
                                    Treasurer, and Assistant Secretary

Dennis Mullins..................... Vice President,                    1993  48
                                    General Counsel
                                    and Secretary

Dennis J. Atkinson................. Vice President, Agriculture        1998  49

Directors
Otis Booth, Jr......................................................... 1970 77

Craig Cadwalader....................................................... 1994 60

Dan T. Daniels......................................................... 1982 58

Rayburn S. Dezember.................................................... 1990 69

John L. Goolsby........................................................ 1999 58

Norman Metcalfe........................................................ 1998 57

George G. C. Parker.................................................... 1999 61

Robert C. Ruocco....................................................... 1997 42

Kent G. Snyder......................................................... 1998 63

Geoffrey L. Stack...................................................... 1998 57

Martin J. Whitman...................................................... 1997 76

   Messrs. Daniels, Dezember, Stine and Whitman are members of the Executive Committee of the Board of Directors. Messrs. Booth, Cadwalader, Daniels, Parker, Snyder and Stack are members of the Audit Committee of the Board. Messrs. Daniels, Dezember, Metcalfe and Ruocco are members of the Compensation Committee of the Board. Messrs. Daniels, Goolsby, Metcalfe, Stack and Stine are members of the Real Estate Committee of the Board.

   Mr. Stine has been employed by us since May 1996, serving as President and Chief Executive Officer and as a Director. Mr. Stine served as the Chief Executive Officer of The Collins Development Company, a real estate development company, from 1986 to April 1995. Mr. Stine is a director of First Community Bancorp, a bank holding company, and The Bakersfield Californian, a newspaper company.

   Mr. Echeverria has served as Vice President since 1987 and was elected Senior Vice President in 1995. He also served as acting Chief Executive Officer from May 1995 to May 1, 1996.

   Mr. Ford has been employed by us since December 1998 serving as Senior Vice President, Real Estate. Mr. Ford served as Vice President of Alper Development Inc., a real estate development company, from 1993 through 1998.

   Mr. Lyda has been employed by us since 1990, serving as Vice President, Finance and Treasurer. He was elected Assistant Secretary in 1995 and Chief Financial Officer in 1999.

   Mr. Mullins has been employed by us since 1993, serving as Vice President, General Counsel and Secretary.

   Mr. Atkinson has been employed by us since July 1998, serving as Vice President, Agriculture. From 1995 to 1998, he was a farm manager with Wilson Ag, an agricultural company in Kern County. Prior to that he was a farm manager with Tejon Farming Company, a subsidiary of our company.

   Mr. Booth has been engaged in managing private investments and ranching for more than the last five years, and he is a Director of Clipper Fund, Inc., a mutual fund company.

   Mr. Daniels has been President and a Director of M. H. Sherman Company, a manager of private investments, for more than the last five years.

   Mr. Cadwalader has been President, Chief Operating Officer and a Director of Ardell Marina, Inc., a yacht brokerage business affiliated with M. H. Sherman Company, for more than the last five years, and he is a Director of M. H. Sherman Company.

   Mr. Dezember has been managing his private investments for more than the last five years. He is a Director of Bolthouse Farms, Inc., a Kern County farming company, and The Bakersfield Californian, a newspaper company.

   Mr. Goolsby served as President and Chief Executive Officer of The Howard Hughes Corporation, a real estate development company, from 1990 until his retirement in July 1998. He is also a Director of AmericaWest Holdings Corporation, an airline.

   Mr. Metcalfe served as Vice Chairman and Chief Financial Officer of The Irvine Company, a real estate development company, from March 1993 to December 1996. He presently manages real estate and other investments and is a Director of Sierra Cities.com.

   Mr. Parker has been Dean Witter Professor of Finance and Associate Dean for Academic Affairs of the Graduate School of Business of Stanford University for more than the last five years. He is also a Director of Continental Airlines, Inc., an airline, and Dresdner/RCM Mutual Funds and Metamarkets.com Mutual Funds, both mutual fund companies.

   Mr. Ruocco has been General Partner of Carl Marks Management Company, L.P., an investment management company, for more than the last five years. He is also a Director of Sport & Health Company, L.C., Seaman Furniture Company, Inc. and Anchor Glass Container Corporation.

   Mr. Snyder has been an attorney at law engaged in private practice for more than the last five years. He is also a Director of First Fidelity Investment & Loan, a thrift and loan association.

   Mr. Stack has been Managing Director of SARES-REGIS Group, a real estate development and management company, for more than the last five years, and he is a Director of Arral & Partners, a private investment company.

   Since March 1990, Mr. Whitman has been the Chairman of the Board, Chief Executive Officer and a Trustee (and, from January 1991 to May 1998, the President) of Third Avenue Trust, an open-end management investment company registered under the Investment Company Act of 1940 and containing multiple investment series, and its predecessor, Third Avenue Value Fund, Inc. (together with its predecessor, "Third Avenue Trust"). During that time Mr. Whitman has also held the same positions (including President until February 1998) at EQSF Advisers, Inc., Third Avenue Trust's investment adviser. Since July 1999, Mr. Whitman has been Chairman of the Board, Chief Executive Officer and a Trustee of Third Avenue Variable Series Trust, an open-end management investment company registered under the Investment Company Act of 1940. Mr. Whitman was a Managing Director of Whitman Heffernan Rhein & Co., Inc., an investment and financial advisory firm which he co-founded in 1987 and which ceased operations in December 1996. Mr. Whitman has been a Director and Chairman of the Board since August 1990 and Chief Executive Officer since August 1997 of Danielson Holding Corporation, an insurance holding company. From March 1993 through February 1996, Mr. Whitman served as a director of Herman's Sporting Goods, Inc., a retail sporting goods chain, which filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in April 1996. Since 1974, Mr. Whitman has been the President and controlling stockholder of M.J. Whitman & Co., Inc. (now known as Martin J. Whitman & Co., Inc.). Since January 1995, Mr. Whitman has served as the Chairman and Chief Executive Officer (and, until June 1995, as President) of M.J. Whitman, Inc., a registered broker-dealer. Also since January 1995, Mr. Whitman has served as the Chairman and Chief Executive Officer of M.J. Whitman Holding Corp., the parent of M.J. Whitman, Inc., and other affiliates. Mr. Whitman is an Adjunct Professor of Finance and Economics at Columbia University Graduate School of Business, having been a Distinguished Faculty Fellow in Finance at the Yale University School of Management from 1993 through 1999.

                                RIGHTS OFFERING

The Rights Offering

   We are offering      shares of our common stock to our stockholders of
record as of November   , 2000 at $     per share in this rights offering. We
have not engaged an underwriter or financial advisor in connection with this
rights offering. We intend to distribute on November    , 2000 the rights
subscription certificates, related subscription documents and copies of this prospectus to our stockholders on the record date.

   Our employees, officers and directors may solicit responses from stockholders receiving rights to purchase, but these persons will not receive any commissions or compensation for their services other than their normal employment or director compensation.

Purpose of the Rights Offering

   Completion of this rights offering will enable us to raise approximately $29.6 million, after deducting the estimated costs of the offering. The primary purpose of the rights offering is to provide additional working capital to enable us to pursue opportunities to develop our real estate.

Description of the Rights Offering

   We are granting to our stockholders of record as of the close of business on
November  , 2000 transferable basic subscription rights to purchase      shares
of our newly issued common stock, at a price of $   per share, for each share
held of record on November  , 2000.

   If all stockholders fully exercise their subscription rights, including applicable over-subscription rights, we will issue an aggregate of
approximately      shares. We will not issue fractional shares. We will round basic subscription and over-subscription rights up to the next whole share. If you do not participate in the rights offering you will experience ownership dilution. Holders of subscription rights may purchase all or part of the shares to which they are entitled. Our officers and directors, in their capacity as stockholders, will have the same rights to purchase shares in the rights offering as other stockholders.

   Third Avenue Trust (acting on behalf of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund) and a private investment fund managed by Carl Marks Investment Management Company L.P. have agreed to exercise at least their basic subscription rights, not exercise their over-subscription rights, and purchase any shares not subscribed for in the rights offering at the same price per share offered to the stockholders. To the extent that the voting power of our directors, executive officers or large stockholders or their affiliates increases as a result of the rights offering, it will be more difficult for the remaining stockholders to replace or remove the directors and executive officers.

   Rights holders cannot revoke their subscriptions once submitted.

Over-Subscription Rights

   Holders of rights who fully exercise their basic subscription rights will have over-subscription rights, subject to the availability of shares following exercise of the basic subscription rights, except that the principal stockholders named below under "Commitment to Purchase Unsubscribed Shares" have agreed not to exercise their over-subscription rights. The over-
subscription rights entitle such rights holder to purchase, also at $       per
share, the shares remaining available, if any, after exercise of the basic subscription rights by the other rights holders. In the event that more than the available number of shares are subscribed for in connection with the exercise of over-subscription rights, shares will be allocated pro-rata, based on the number of shares subscribed for by each over-subscribing rights holder pursuant to the basic subscription rights. Rights holders must elect to exercise their over-subscription rights during the subscription period in the manner set forth in the subscription documents provided with this prospectus.

How to Exercise Your Rights

   Rights holders may subscribe to purchase shares by completing and signing the subscription warrant which accompanies this prospectus and mailing or delivering it to ChaseMellon Shareholder Services, L.L.C., the Subscription Agent at the appropriate address in the table below, together with the required payment set forth in the instructions regarding use of the subscription warrant. You should carefully read and follow those instructions. To be accepted, the Subscription Agent must receive either the subscription warrant or the notice of guaranteed delivery described below before the expiration of the subscription period.

   Rights holders must pay the full subscription price when they return the subscription warrant or notice of guaranteed delivery. In order to exercise their over-subscription rights, they must exercise in full their basic rights and indicate on the subscription warrant the amount of the over-subscription rights the holder wishes to exercise. The holder's commitment to subscribe for over-subscription rights is irrevocable. After the expiration of the subscription period, we will do such pro-rations as may be necessary to the over-subscription requests and return to over-subscribing rights holders any funds due them as a result of such pro-ration, without interest.

   You should make checks payable to: Chase Mellon Shareholder Services, L.L.C., as Subscription Agent for Tejon Ranch Co. You should mail or deliver checks and completed rights subscription certificates to the Subscription Agent at:

      If by mail:               If by hand           If by Overnight Courier
ChaseMellon Shareholder  ChaseMellon Shareholder     ChaseMellon Shareholder
   Services, L.L.C.          Services, L.L.C.           Services, L.L.C.
     P.O. Box 3301       120 Broadway, 13th Floor 85 Challenger Road--Mail Drop
 Hackensack, NJ 07606       New York, NY 10271                Reorg
 Attn: Reorganization      Attn: Reorganization     Ridgefield Park, NJ 07660
      Department                Department            Attn: Reorganization
                                                           Department

The Subscription Agent's facsimile number is (201) 296-4293. The telephone number for confirmation of receipt of facsimiles is (201) 496-4860.

   Any rights holder who has not submitted a properly completed subscription certificate (or notice of guaranteed delivery) along with payment for at least the basic subscription price to the Subscription Agent by 5:00 p.m., New York
City time, on December     , 2000, unless such subscription period is extended
by us, shall forfeit all rights to subscribe in the rights offering.

   Funds paid by uncertified personal checks may take at least five business days to clear and such checks must clear before the expiration of the subscription period and the deadline for paying for over-subscription shares in order for the required payment to have been made. Accordingly, if any rights holder wishes to pay the subscription price by means of an uncertified personal check, the rights holder is urged to make payment sufficiently in advance of the expiration of the subscription period to ensure that the payment is received and clears before that time. Rights holders are also urged to consider, any alternative payment by means of certified or cashier's check, money order or wire transfer of funds.

   If a rights holder wishes to exercise his or her subscription rights, but there is not sufficient time to deliver the subscription certificate before the time the rights expire, the holder may exercise the rights by delivering payment in full along with the notice of guaranteed delivery form included as part of the subscription documents sent with this prospectus.

Acceptance of Subscriptions

   We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of basic or over-subscription rights. Our determination of these questions will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

   Subscription warrants will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the Subscription Agent has any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or any other required document. Neither we nor the Subscription Agent will incur any liability for failure to give such notification.

   We reserve the right to reject any exercise of basic or over-subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

Transferability of Rights

   The subscription rights are transferable, and it is anticipated that they will trade on the New York Stock Exchange and may be purchased or sold through brokers in the same manner as our common stock until the close of business on the last trading day prior to the end of the subscription period, which is
December     , 2000 unless we extend the date. We cannot assure you, however, that any market for the subscription rights will develop or, if a market does develop, that the market will remain available throughout the period in which the subscription rights may be exercised.

   The rights evidenced by a single subscription warrant may be transferred in whole by endorsing the subscription warrant for transfer in accordance with the accompanying instructions. A portion of the subscription rights evidenced by a single subscription warrant (but not rights to purchase fractional shares) may be transferred by delivering to the Subscription Agent, a subscription warrant properly endorsed for transfer, with instructions to register that portion of the subscription rights indicated therein in the name of the transferee and to issue a new subscription warrant to the transferee evidencing the transferred rights. In that event a new subscription warrant evidencing the balance of the rights will be issued to the rights holder, or if the holder so instructs, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon appropriate instruction from the holder.

   The rights evidenced by a subscription warrant may also be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent the subscription warrant properly executed for sale by the Subscription Agent. If only a portion of the basic subscription rights evidenced by a single subscription warrant is to be sold by the Subscription Agent, that subscription warrant must be accompanied by instructions setting forth the action to be taken with respect to the rights that are not to be sold. Orders to sell rights must be received by the Subscription Agent at or prior to 11:00 New York City
time, on December     , 2000. Promptly following the expiration of the
subscription period, which is December     , 2000 unless we extend it, the
Subscription Agent will send to you a check for the net proceeds from the sale of any rights sold on your behalf. If the rights can be sold, the sale will be deemed to have been effected at the weighted average price of all rights sold by the Subscription Agent at the request of all rights holders, less the pro rata portion of any applicable brokerage commissions, taxes and other expenses. We cannot assure that the Subscription Agent will be able to sell any or all rights, and we cannot provide any assurance about the price that the Subscription Agent may be able to obtain for the subscription rights. The Subscription Agent's obligation to execute orders is subject to its ability to find buyers. If less than all sales orders received by the Subscription Agent can be filled, sales proceeds will be pro rated among those requesting such sales based upon the number of subscription rights each such person has requested that the Subscription Agent sell (regardless of when during the
period ending December     , 2000 such requests are received by the
Subscription Agent). If the subscription rights cannot be sold by the
Subscription Agent by 5:00 p.m. New York City time on December   , 2000, they
will be returned promptly by mail to you.

   If a rights holder wishes to transfer all or a portion of the subscription rights (but not rights to purchase fractional shares), he or she should allow a sufficient amount of time prior to the expiration of the subscription period
(which is December     , 2000 unless we extend it) for each of the following:

  . the transfer instructions to be received and processed by the Subscription Agent,

  .  new subscription warrants to be issued and transmitted, and

  . the subscription rights evidenced by the new subscription warrants to be exercised or sold by the recipients.

That amount of time could range from two to ten business days, depending upon the method by which delivery of the subscription warrants and payment is made and the number of transactions which the rights holder instructs the Subscription Agent to effect. Neither we nor the Subscription Agent will have any liability to any rights holder or stockholder if a subscription warrant, other required document or payment is not received in time for exercise or sale prior to the expiration of the subscription period.

   A new subscription warrant will be issued to you upon the partial exercise or sale of your subscription rights only if the Subscription Agent receives a properly endorsed subscription warrant not later than 5:00 p.m. New York City time on the fifth day prior to expiration of the subscription period, which is
December     , 2000 unless we extend it. No new subscription warrants will be issued with respect to subscription warrants submitted after that time and date. Accordingly, after that time and date if a rights holder exercises or sells less than all of his or her subscription rights, the holder will lose the power to sell or exercise the remaining rights. Unless the holder makes other arrangements with the Subscription Agent, a new subscription warrant issued after 5:00 p.m., New York City time, on the fifth business day before the date the subscription period expires will be held for pickup by the holder at the Subscription Agent's hand delivery address set forth in the table above under the heading "How to Exercise Your Rights." All deliveries of newly issued subscription rights will be at the risk of the submitting holder.

   All commissions, fees, and other expenses (including brokerage commissions and transfer taxes), incurred in connection with the purchase, sale or exercise of subscription rights will be for the account of the transferor of the rights and none of those commissions, fees or expenses will be paid by the Company or the Subscription Agent.

   Any subscription rights not exercised by a holder prior to the expiration of the subscription period will expire and will no longer be exercisable. The
subscription period expires at 5:00 p.m., New York City time, on December     ,
2000 unless we extend the period.

Procedures for DTC Participants

   It is anticipated that the subscription rights will be eligible for transfer through the facilities of The Depository Trust Corporation, which is commonly known as the "DTC." Also, exercise of the basic subscription rights may be effected through the DTC, but not the over-subscription rights. A holder of basic subscription rights exercised through DTC may exercise the over-subscription rights in respect of the basic rights exercised by properly executing and delivering to the Subscription Agent, at or prior to the expiration of the subscription period, a DTC Participant Over-Subscription Exercise Form and a Nominee Holder Certification, together with payment of the appropriate subscription price for the number of shares for which the over-subscription privilege is to be exercised. Copies of the DTC Participant Over-subscription Exercise Form may be obtained from the Subscription Agent by
calling (212)            .

Delivery of Share Certificates

   As soon as practicable and after receipt of funds by the Subscription Agent from the exercise of the basic subscription rights, the Subscription Agent will mail certificates for shares to stockholders whose subscription have been accepted. Certificates representing over-subscription shares shall be delivered as soon as practicable after the expiration of the subscription period so that we may make such pro-rations as may be necessary in the event the over-subscription requests exceed the number of remaining available shares in the rights offering.

Escrow of Funds

   The Subscription Agent will deposit all subscription funds received in a non-interest bearing escrow account at the Chase Manhattan Bank entitled
                  , as escrow agent for Tejon Ranch Co.

Further Information

   Requests for further information and questions regarding the rights offering should be directed to Allen Lyda, in writing at Tejon Ranch Co., 4436 Lebec Road, Lebec, California 93243, or by telephone at (661) 248-3000.

Commitment to Purchase Unsubscribed Shares

   We have entered into an agreement with Third Avenue Trust (acting on behalf of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund) and a private investment fund managed by Carl Marks Management Company, L.P. to purchase additional shares at the same price to the extent that the gross proceeds from the rights offering are less than $30,000,000. Their obligation is subject to satisfaction of certain conditions, including the condition that there be no material adverse change in the business, prospects, financial position, stockholder's equity or results of operations except to the extent such changes result from changes in general economic conditions. These purchasers have also committed to us to exercise the basic subscription rights distributed to them as right holders, but they will not exercise their over-subscription rights. The Company has agreed to register the shares purchased by these purchasers under the Securities Act of 1933 for resale by them, to qualify or register the shares under applicable blue sky laws and to pay the expenses of registration and any blue sky qualification or registration.

   As of the record date for the distribution of the subscription rights, Third Avenue Trust (on behalf of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund) owned approximately 26% of our outstanding shares, and the investment fund managed by Carl Marks Management Company, L.P. owned approximately 4% of our outstanding shares. The investment fund managed by Carl Marks Management Company, L.P. has the right to assign all or a portion of its rights and obligations to purchase the additional shares to another affiliated investment entity reasonably acceptable to us. Martin J. Whitman, one of our directors, is the Chairman of the Board and Chief Executive Officer of Third Avenue Trust, which contains Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund as investment series. Robert C. Ruocco, also one of our directors, is a general partner of Carl Marks Management Company, L.P. We have agreed to reimburse these purchasers for their reasonable out-of-pocket expenses in connection with the purchase agreement and the transaction contemplated thereby up to a maximum of $125,000.

Approval of Rights Offering

   A Special Committee of the Board of Directors of the Company approved the rights offering at a meeting held on October 24, 2000. The Special Committee consisted of all of the directors other than Martin J. Whitman and Robert C. Ruocco, each of whom is affiliated with entities who have agreed to purchase all shares not subscribed for in the rights offering. The Special Committee had previously been designated by the Board of Directors to explore the possibility of a rights offering at a meeting of the full Board held on September 12, 2000.

Determination of Subscription Price

   The subscription price was determined by four members of the Special Committee of the Board of Directors who were designated as the Pricing Committee by the full Board. The members of the Pricing Committee are Rayburn
S. Dezember (Chairman), Norman Metcalfe, George G.C. Parker and Robert A.
Stine.

The price represents a discount to the market price of a share of common stock on the date that the subscription price was determined. Factors considered by the Pricing Committee pursuant to the direction of the Special Committee included the strategic alternatives to our company for raising capital, the market price of the common stock before and after the announcement of the rights offering, the business prospects of our company and the general condition of the securities market. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price.

Foreign and Certain Other Stockholders

   We will not mail subscription warrants to rights holders whose addresses are outside the United States and Canada or who have an APO or FPO address. Instead, the Subscription Agent will hold those subscription warrants for the rights holders' accounts. To exercise their subscription rights, these rights holders must notify the Subscription Agent prior to 11:00 a.m., New York City
time, on November    , 2000. At such time, unless the Subscription Agent has
received contrary instructions, the rights represented thereby will be sold if the Subscription Agent is able to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all subscription rights sold by the Subscription Agent. If the subscription rights can be sold, the Subscription Agent will mail to such rights holders a check for the proceeds from the sale of any rights, less a pro rata portion of any applicable brokerage commissions, taxes and other expenses. The proceeds, if any, resulting from sales of rights of rights holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held in a
non-interest bearing account. Any amount remaining unclaimed on December     ,
2002 will be turned over to us.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   We have summarized below material United States income tax consequences of the rights offering to the holders of our common stock upon the distribution of the subscription rights (which for the purposes of this tax discussion includes over-subscription rights) and to the holders of the subscription rights upon their exercise.

   The summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the "Code"), the Treasury regulations promulgated thereunder, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the rights offering under state, local and foreign law are not discussed. Moreover, special considerations not described in this summary may apply to certain taxpayers or certain types of taxpayers, such as financial institutions, broker-dealers, nominee holders of our stock, life insurance companies, tax-exempt organizations and foreign taxpayers. The discussion is limited to those who have held the common stock, and will hold the rights and any shares acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

   WE URGE STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME OR OTHER TAX CONSEQUENCES TO THEM OF THE RIGHTS OFFERING, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

Issuance of Rights

   You will not recognize taxable income for federal income tax purposes upon distribution of the rights.

Stockholder Basis and Holding Period of the Rights

   Except as provided in the following sentence, the basis of the subscription rights you receive as a distribution with respect to your common stock will be zero. If, however, either (i) the fair market value of the subscription rights on the date of issuance is 15% or more of the fair market value (on the date of issuance of the rights) of the common stock with respect to which they are received or (ii) you properly elect, in your federal income tax return for the taxable year in which the subscription rights are received, to allocate part of your basis in your common stock to the subscription rights, then upon exercise or transfer of the rights, your basis in the common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date the rights are issued.

   Your holding period with respect to the subscription rights received as a distribution on your common stock will include your holding period for the common stock with respect to which the rights were distributed.

   In the case of a purchaser of subscription rights, who we will call a "Purchaser," the tax basis of the purchased rights will be equal to the purchase price paid for the rights, and the holding period for the rights will commence on the day following the date of the purchase.

Transfer of the Rights

   If you or a Purchaser sell the subscription rights received in the rights offering prior to exercise, you or the Purchaser will recognize gain or loss equal to the difference between the sale proceeds and the basis (if any) in the rights sold. The gain or loss will be capital gain or loss if gain or loss from a sale of the common stock held by the seller would be characterized as capital gain or loss at the time of the sale. Any gain or loss recognized on a sale of rights by a Purchaser will be capital gain or loss if the common stock would be a capital asset in the hands of the Purchaser.

Lapse of the Rights

   If you allow subscription rights received to lapse, no gain or loss will be recognized and no adjustment will be made to the basis of the common stock, if any, owned by the holder of the lapsed rights.

   Purchasers of the subscription rights will recognize a loss equal to their tax basis in the rights, if the rights expire unexercised. Any loss recognized on the expiration of the rights acquired by a Purchaser will be a capital loss if the common stock would be a capital asset in the hands of the Purchaser.

Exercise of the Rights; Basis and Holding Period of the Common Stock

   Neither you nor a Purchaser will recognize any gain or loss upon the exercise of rights. The basis of the shares acquired through exercise of the rights will be equal to the sum of the subscription price paid for the shares acquired through exercise of the rights and the holder's basis in the rights (if any).

   The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.

Sale of Shares

   The sale of shares acquired through the exercise of the rights will result in the recognition of gain or loss to the seller in an amount equal to the difference between the amount realized and the seller's basis in the shares. If the seller holds the shares as a capital asset, gain or loss on the sale of the shares will be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year.

Information Reporting and Backup Withholding

   Under the backup withholding rules of the Code, holders of rights may be subject to backup withholding at the rate of 31% with respect to payments made pursuant to the rights offering unless the holder:

  . is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

  . provides a correct taxpayer identification number (or social security number) and certifies under penalty of perjury that the taxpayer identification number is correct and the holder is not subject to backup withholding because of a failure to report all dividends and interest income.

   Any amount withheld under these rules will be credited against the holder's federal income tax liability. We may require holders to establish exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to beneficial ownership of our stock as of September 30, 2000 by each person known by us to own beneficially more than 5% of the common stock, each of our directors, each of the five most highly compensated executive officers and all directors and executive officers as a group. There were 12,712,236 shares of common stock outstanding on September 30, 2000. The information with respect to shares beneficially owned after the rights offering is calculated as if the rights offering were completed on September 30, 2000, all stockholders exercised their basic subscription rights but not their over-subscription rights and there were no unsubscribed shares purchased by the standby purchasers.

                          Amount and                Shares Beneficially
                          Nature of                 Owned After Offering
Name and Address of       Beneficial     Percent of -------------------------
Stockholder              Ownership(1)      Class     Number         Percent
-------------------      ------------    ---------- ----------     ----------
Ardell Investment
 Company................  1,055,828(2)      8.31%
 P.O. Box 1715
 Newport Beach, CA 92659
M.H. Sherman Company....  1,140,630(2)      8.97%
 P.O. Box 1715
 Newport Beach, CA 92659
EQSF Advisers, Inc......  3,284,608(3)     25.84%              (4)            (4)
 767 Third Avenue
 New York, NY 10017
Carl Marks Management
 Company, L.P. .........    756,000(5)      5.95%              (6)            (6)
 135 East 57th Street
 New York, NY 10022
State of Wisconsin
 Investment Board.......    999,600(7)      7.86%
 P.O. Box 7842
 Madison, WI 53707

Directors
Otis Booth, Jr..........      6,243(8)        (*)
Craig Cadwalader........  2,222,530(9)     17.48%
Dan T. Daniels..........  2,226,388(10)    17.51%
Rayburn S. Dezember.....      6,243(11)       (*)
John L. Goolsby.........      3,648(11)       (*)
Norman Metcalfe.........      4,222(8)        (*)
George G.C. Parker......        500(11)       (*)
Robert C. Ruocco........    761,243(12)     5.99%              (6)            (6)
Kent G. Snyder..........      2,363(8)        (*)
Geoffrey L. Stack.......      3,157(13)       (*)
Robert A. Stine.........     76,175(14)       (*)
Martin J. Whitman.......  3,284,608(15)    25.84%              (4)            (4)

Executive Officers
Matthew J. Echeverria...     13,947(16)       (*)
Douglas M. Ford.........        647(16)       (*)
Allen E. Lyda...........     16,588(16)       (*)
Dennis Mullins..........     11,310(16)       (*)
All executive officers
 and directors as a
 group (17 persons).....  6,417,282        49.98%

--------
 (*) Less than 1%.

 (1) In each case, the named stockholder has the sole voting and investment power as to the indicated shares, except as set forth in the footnotes below.

 (2) Does not include 26,072 shares (0.21% of the number of shares outstanding) owned of record and beneficially by the Sherman Foundation, a non-profit public charity, three of the trustees of which are directors of Ardell Investment Company and M.H. Sherman Company, those being Messrs. Donald Haskell, who retired on September 30, 1998 as Chairman of the Board of Directors of our company, and Craig Cadwalader and Dan T. Daniels, directors of our company. Mr. Haskell is President of the Sherman Foundation, is President and a director of Ardell Investment Company, is Chairman of the Board and a director of M.H. Sherman Company, and has the power to vote a majority of the shares of Ardell Investment Company and M.H. Sherman Company. Mr. Haskell also owns personally 51,100 shares of the Company. Mr. Haskell disclaims beneficial ownership of the shares owned by the Sherman Foundation for all other purposes.

 (3) Includes 3,045,508 shares owned beneficially and of record by Third Avenue Value Fund, 200,000 shares owned beneficially and of record by Third Avenue Small-Cap Value Fund, and 39,100 shares owned of record and beneficially by Third Avenue Real Estate Value Fund. EQSF Advisers, Inc. has sole voting and investment power with respect to these shares.

 (4) If Third Avenue Trust (on behalf of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and/or Third Avenue Real Estate Value Fund) purchases additional shares as a standby purchaser, the number of shares beneficially owned and percentage of outstanding shares after the offering will be correspondingly higher.

 (5) Includes 521,000 shares owned beneficially and of record by Carl Marks Strategic Investments, L.P., 185,000 shares owned beneficially and of record by Carl Marks Strategic Investments II, L.P., and 50,000 shares owned beneficially and of record by Uranus Fund Ltd. Carl Marks Management Company, L.P. has sole voting and investment power with respect to the shares owned by Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments II, L.P. Carl Marks Offshore Management, Inc., which is under common control with Carl Marks Management Company, L.P., has sole voting and investment power with respect to the shares owned by Uranus Fund Ltd.

 (6) If one or more private investment funds managed by Carl Marks Management Company, L.P. purchase additional shares as standby purchasers, the number of shares beneficially owned and percentage of outstanding shares after the offering will be correspondingly higher.

 (7) Based upon information provided by the stockholder on a Schedule 13G dated February 10, 2000, and filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

 (8) Includes shares underlying options that are currently exercisable as follows: Mr. Booth 5,243 shares, Mr. Metcalfe 2,622 shares, and Mr. Snyder 2,363 shares.

 (9) Includes 1,055,828 shares owned by Ardell Investment Company, 1,140,630 shares owned by M.H. Sherman Company, and 26,072 shares owned by Sherman Foundation. Mr. Cadwalader is a director of Ardell Investment Company and M.H. Sherman Company and a trustee of Sherman Foundation. Mr. Cadwalader disclaims beneficial ownership as to all of the shares owned by said entities for all other purposes.

(10) Includes 1,055,828 shares owned by Ardell Investment Company, 1,140,630 shares owned by M.H. Sherman Company, and 26,072 shares owned by Sherman Foundation. Mr. Daniels is Vice President, Treasurer and a director of Ardell Investment Company, President and a director of M.H. Sherman Company, and Vice President, Secretary and a trustee of Sherman Foundation. Mr. Daniels disclaims beneficial ownership as to all of the shares owned by said entities for all other purposes. Also includes 3,858 shares underlying options that are currently exercisable.

(11) The shares owned by each of Messrs. Dezember, Goolsby and Parker are held by a family trust concerning which the director and his spouse share voting and investment power. Includes shares underlying options that are currently exercisable as follows: Mr. Dezember 5,243 shares, and Mr. Goolsby 2,648 shares.

(12) Includes 521,000 shares owned beneficially and of record by Carl Marks Strategic Investments, L.P., 185,000 shares owned beneficially and of record by Carl Marks Strategic Investments II, L.P., and

    50,000 shares owned beneficially and of record by Uranus Fund Ltd. Mr. Ruocco is a General Partner of Carl Marks Management Company, L.P. and a Vice President of Carl Marks Offshore Management, Inc., and shares voting and investment power for both entities. Includes 5,243 shares respecting options that are currently exercisable.

(13) The shares owned by Mr. Stack are held as community property; he and his spouse share voting and investment power with respect to their shares. Includes 3,113 shares underlying options that are currently exercisable.

(14) The shares owned by Mr. Stine are held by a family trust concerning which he and his spouse share voting and investment power. Includes 70,000 shares underlying options that are currently exercisable, and 5,175 restricted shares, which the Company has the right to buy back at a nominal price if certain contingencies occur.

(15) Includes 3,045,508 shares owned beneficially and of record by Third Avenue Value Fund, 200,000 shares owned beneficially and of record by Third Avenue Small-Cap Value Fund, and 39,100 shares owned beneficially and of record by Third Avenue Real Estate Value Fund. Mr. Whitman is Chairman of the Board and CEO of Third Avenue Trust, which contains Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund as investment series, and of EQSF Advisers, Inc., Third Avenue Trust's investment advisor, and has the power to vote a majority of the shares of EQSF Advisers, Inc. Mr. Whitman disclaims beneficial ownership of the shares owned by said entities for all other purposes.

(16) The unrestricted shares owned by Mr. Echeverria are held as community property; he and his spouse share voting and investment power with respect to their shares. The totals for Messrs. Echeverria, Ford, Lyda and Mullins include (a) shares underlying options that are currently exercisable as follows: Mr. Echeverria 13,000 shares, Mr. Lyda 14,000 shares and Mr. Mullins 11,310 shares, and (b) restricted shares, which the Company has a right to buy back at a nominal price if certain contingencies occur, as follows: Mr. Echeverria 647 shares, Mr. Ford 647 shares, and Mr. Lyda 2,588 shares.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 5,000,000 shares of preferred stock, of which no shares are outstanding, and 30,000,000 shares of common stock, of which 12,712,236 shares were outstanding on September 30, 2000.

Common Stock

   The holders of common stock vote cumulatively when electing directors and are entitled to one vote per share on all other matters. The Board of Directors presently consists of three classes of directors based on when their terms expire. Each class is elected every three years to a three-year term. Because only a portion of the total number of directors is elected each year, a greater number of shares is required to ensure the ability to elect a specific number of directors using cumulative voting than would be required if the entire Board were elected each year.

   Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of any preferential rights of the holders of the preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions, and there is no liability for further calls or assessments by the Company.

Preferred Stock

   The Board has the authority to issue 5,000,000 shares of preferred stock in one or more series with dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and other rights or preferences that could be senior to those of holders of common stock. There are no shares of preferred stock outstanding.

Anti-Takeover Provisions

   Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include:

  .  a classified Board;

  . a requirement that directors may only be removed for cause and only by an affirmative vote of the holders of a majority of the Company's voting stock; and

  . the elimination of the ability of stockholders to call special meetings and to act without a meeting.

   Subject to the exceptions set forth below, certain business combinations involving a "Related Person" require the approval of the holders of at least 80% of the outstanding shares entitled to vote generally in the election of directors (which we refer to as "voting shares") and the approval of the holders of a majority of the voting shares not owned beneficially by the Related Person. The 80% voting requirement does not apply if:

  . the terms of the business combination meet certain fairness standards set forth in our Certificate of Incorporation,

  . the business combination is approved by the holders of a majority of the voting shares not owned beneficially by the Related Person, and

  . all other affirmative voting requirements imposed by applicable law or our Certificate of Incorporation are met.

   Alternatively, the business combination can be approved by a majority of the Continuing Directors and such other vote as may be required by law or by our Certificate of Incorporation.

   "Related Person" means any person, entity or group that beneficially owns five percent or more of the outstanding voting stock (subject to certain exceptions) and affiliates and associates of any such person, entity or group. "Continuing Director" means, as to any Related Person:

  . a member of the Board of Directors who was a director of our company's predecessor prior to June 9, 1987 or thereafter became a director of our company prior to the time the Related Person became a Related Person, and

  . any successor of such a director who is recommended by a majority of such directors then on the Board.

However, to be a Continuing Director as to any Related Person, the director must not be the Related Person or an affiliate of the Related Person.

Transfer Agent and Registrar

   The Transfer Agent and Registrar of our common stock, and the Subscription Agent for the rights offering, is ChaseMellon Shareholders Services, L.L.C., 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

   After this offering,      shares of common stock will be outstanding and
810,797 shares of common stock will be issuable upon the exercise of outstanding options. See "Capitalization". All of the shares to be sold in this offering will be freely tradable without further registration under the Securities Act of 1933, except for any shares held by "affiliates" of our company as defined in Rule 144 under the Securities Act. Shares held by affiliates can be sold in compliance with Rule 144.

   In general, under Rule 144 as currently in effect, any person who is an affiliate (or certain persons whose shares are aggregated with an affiliate), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the number of then-outstanding shares of common stock, and

  . the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about our company. A person (and persons whose shares are aggregated with such a person) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

                                 LEGAL MATTERS

   Gibson, Dunn & Crutcher, LLP, Los Angeles, California, will pass on certain legal matters with respect to the authorization and issuance of our common stock being registered.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been included and incorporated by reference herein and in the registration statement in reliance upon the report of Ernst & Young LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part
(File No. 333-             ), as well as reports, proxy statements and other
information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-733-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like our company that file electronically.

   The Securities and Exchange Commission allows this Prospectus to "incorporate by reference" other information that we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below:

   1. Our Annual Report on Form 10-K for the year ended December 31, 1999, including information incorporated by reference from our Proxy Statement in connection with our 2000 Annual Meeting of Stockholders;

   2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.

   3. The description of our common stock contained in our Registration Statement on Form 8-A dated May 27, 1999 filed with the Securities and Exchange Commission, including any amendments or reports filed for purposes of updating the description.

   All other reports and documents filed by us after the date of this prospectus with the Securities and Exchange Commission under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

   If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to: Tejon Ranch Co., P.O. Box 1000, 4436 Lebec Road, Lebec, California 93243, Attn: Corporate Secretary. You can also contact us through our World Wide Web site at http://www.tejonranch.com.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares

                                  [Logo/Name]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------


                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following are the actual and estimated expenses incurred in connection with the registration and sale of the shares. The Registrant will pay all of these expenses.

     Item                                                              Amount
     ----                                                             --------
     SEC registration fee............................................ $  7,920
     Listing fee.....................................................   16,170
     Printing fees and expenses......................................   25,000*
     Legal fees and expenses.........................................  140,000*
     Accountants' fees and expenses..................................   35,000*
     Blue sky fees and expenses......................................    5,000*
     Miscellaneous...................................................  210,000*
                                                                      --------
       Total......................................................... $439,090*
                                                                      ========

    --------
    * Estimated

Item 15. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a part or is threatened to be made a part to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person identified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that a Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter herein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

   The Certificate of Incorporation of the Registrant provides, in effect, that, to the fullest extent permitted by Delaware General Corporation Law, the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she is a director, officer, employee or agent of the Registrant.

   The Registrant's Certificate of Incorporation relieves its directors from monetary damages to the Registrant or its stockholders for breach of such director's fiduciary duty as a director to the full extent permitted by the Delaware General Corporation Law. Under Section 102(7) of the Delaware General Corporation Law a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the Delaware General Corporation Law imposing certain requirements with respect to stock purchases, redemptions and dividends or (v) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits.

   The following exhibits are filed as part of this Registration Statement:

 Exhibit
 Number                                Description
 -------                               -----------
 4.1     Form of Subscription Warrant
 5.1     Opinion of Gibson, Dunn & Crutcher LLP as to legality of securities being registered
 10.1    Standby Agreement among the Company, Third Avenue Trust and Carl Marks
         Strategic Investments, L.P.
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
 24      Power of Attorney (included on the signature page hereof)
 99.1    Form of Instructions as to use of Subscription Warrants
 99.2    Form of Notice of Guaranteed Delivery for Subscription Warrants
 99.3    Form of Letter to Common Stockholders who are record holders
 99.4    Form of Letter to Common Stockholders who are beneficial holders
 99.5    Form of Notice of Record Date
 99.6    Form of Letter to banks and brokers

Item 17. Undertakings.

   The Registrant hereby undertakes that, for purchases of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 479(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The Registrant hereby undertakes:

  (1) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lebec, State of California, on October 31, 2000.

                                          TEJON RANCH CO.

                                                    /s/ Robert A. Stine
                                          By: _________________________________
                                                      Robert A. Stine
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert A. Stine, Dennis Mullins and Allen
E. Lyda, and each of them, as his attorney in fact and agent, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on October 31, 2000.

             Signature                           Title
             ---------                           -----

      /s/ Robert A. Stine            President and Chief
____________________________________  Executive Officer
          Robert A. Stine             (Principal Executive
                                      Officer), Director

       /s/ Allen E. Lyda             Vice President, Chief
____________________________________  Financial Officer,
           Allen E. Lyda              Treasurer and Assistant
                                      Secretary (Principal
                                      Financial and Accounting
                                      Officer)

      /s/ Otis Booth, Jr.            Director
____________________________________
          Otis Booth, Jr.

      /s/ Craig Cadwalader           Director
____________________________________
          Craig Cadwalader

       /s/ Dan T. Daniels            Director
____________________________________
           Dan T. Daniels

             Signature                           Title
             ---------                           -----

    /s/ Rayburn S. Dezember          Chairman of the Board of
____________________________________  Directors, Director
        Rayburn S. Dezember

      /s/ John L. Goolsby            Director
____________________________________
          John L. Goolsby

      /s/ Norman Metcalfe            Director
____________________________________
          Norman Metcalfe

    /s/ George G. C. Parker          Director
____________________________________
        George G. C. Parker

      /s/ Robert C. Ruocco           Director
____________________________________
          Robert C. Ruocco

       /s/ Kent G. Snyder            Director
____________________________________
           Kent G. Snyder

     /s/ Geoffrey L. Stack           Director
____________________________________
         Geoffrey L. Stack

     /s/ Martin J. Whitman           Director
____________________________________
         Martin J. Whitman

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 4.1     Form of Subscription Warrant
 5.1     Opinion of Gibson, Dunn & Crutcher LLP as to legality of securities being registered
 10.1    Standby Agreement among the Company, Third Avenue Trust and Carl Marks
         Strategic Investments, L.P.
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
 24      Power of Attorney (included on the signature page hereof)
 99.1    Form of Instructions as to use of Subscription Warrants
 99.2    Form of Notice of Guaranteed Delivery for Subscription Warrants
 99.3    Form of Letter to Common Stockholders who are record holders
 99.4    Form of Letter to Common Stockholders who are beneficial holders
 99.5    Form of Notice of Record Date
 99.6    Form of Letter to banks and brokers